 As filed with the Securities and Exchange Commission on October 17, 2000

                                                Registration No. 333-45662
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                --------------
                         BONE CARE INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)
                                --------------
               Wisconsin                             39-1527471
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)
                               One Science Court
                           Madison, Wisconsin 53711
                                (608) 236-2500
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                --------------
                           Charles W. Bishop, Ph.D.,
                     President and Chief Executive Officer
                         Bone Care International, Inc.
                               One Science Court
                           Madison, Wisconsin 53711
                                (608) 236-2500
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                   Copy to:
        Steven Sutherland, Esq.               James R. Tanenbaum, Esq.
            Sidley & Austin                     Anna T. Pinedo, Esq.
   Bank One Plaza 10 South Dearborn         Stroock & Stroock & Lavan LLP
                Street                             180 Maiden Lane
        Chicago, Illinois 60603             New York, New York 10038-4982
            (312) 853-7000                         (212) 806-5400
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. Bone + +Care may not sell these securities until the registration statement filed + +with the Securities and Exchange Commission is effective. This prospectus is + +not an offer to sell these securities and it is not soliciting an offer to + +buy these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION--OCTOBER 17, 2000

PROSPECTUS
--------------------------------------------------------------------------------

                                3,000,000 Shares

[BONE CARE LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

Bone Care International, Inc. is offering 3,000,000 shares of common stock. The shares of Bone Care are quoted in the Nasdaq National Market under the symbol "BCII". On October 16, 2000, the last reported sale price in the Nasdaq National Market was $19.13 per share.

Bone Care discovers, develops and commercializes improved vitamin D-hormone therapies to treat a variety of diseases.

                                                          Per Share     Total
   Public offering price................................ $           $
   Underwriting discounts and commissions............... $           $
   Proceeds, before expenses, to Bone Care.............. $           $

See "Risk Factors" on pages 5 to 13 for factors that should be considered before investing in the shares of Bone Care.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to 450,000 additional shares from Bone Care at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares
will be on             , 2000.

Prudential Vector Healthcare

   a unit of Prudential
   Securities

                        U.S. Bancorp Piper Jaffray

                                                      Robert W. Baird & Co.

            , 2000

  [INSIDE FRONT COVER: DEPICTION OF A BOTTLE OF HECTOROL CAPSULES BESIDE WHICH ARE FOUR HECTORAL CAPSULES, AND CARTONS OF HECTOROL INJECTION, TOGETHER WITH
                                 AMPULES]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    5
Forward-Looking Statements................................................   14
Use of Proceeds...........................................................   15
Price Range of Common Stock and Dividend Policy...........................   15
Dilution..................................................................   16
Capitalization............................................................   17
Selected Financial Data...................................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19

                                                                            Page
                                                                            ----
Business...................................................................  23
Management.................................................................  35
Principal Shareholders.....................................................  36
Shares Eligible for Future Sale............................................  38
Underwriting...............................................................  39
Legal Matters..............................................................  40
Experts....................................................................  41
Available Information......................................................  41
Additional Information.....................................................  41
Index to Financial Statements.............................................. F-1


--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                            Bone Care International

   Bone Care is a pharmaceutical company engaged in discovering, developing and commercializing improved vitamin D-hormone therapies to treat secondary hyperparathyroidism in patients with kidney, or renal disease, and osteoporosis, and other diseases including psoriasis and cancers of the prostate, breast and colon. We were founded 16 years ago as a subsidiary of Lunar Corporation, located in Madison, Wisconsin, and were spun-off from Lunar in 1996.

   We licensed our first product, Hectorol, in 1987 from the University of Wisconsin, a leading vitamin D research center. Hectorol, also known as doxercalciferol, is a vitamin D replacement therapy approved by the FDA in two formulations to treat secondary hyperparathyroidism in patients with end-stage renal disease, or ESRD. Hectorol is a safe and effective therapy for reducing elevated levels of parathyroid hormone (PTH) in blood in the management of secondary hyperathyroidism, a disease characterized by excessive secretion of PTH. Virtually all ESRD patients suffer from secondary hyperparathyroidism. In June 1999, we obtained FDA approval for Hectorol Capsules, and in October 1999, we began selling this orally administered product in the United States. In April 2000, we obtained FDA approval for Hectorol Injection, and in late August 2000, we began selling this intravenous product in the United States. We recently completed two Phase III trials for Hectorol Capsules to treat secondary hyperparathyroidism in pre-dialysis patients, and we plan to file with the FDA a supplemental New Drug Application for this indication by March 2001. In addition, we also are developing Hectorol and new vitamin D therapies to treat these and several other diseases.

                                   D-Hormones

   D-hormones are produced in the body from vitamin D that is either ingested or generated in the skin from sunlight exposure. D-hormones have essential roles in human health; they regulate (1) PTH secretion by the parathyroid glands, (2) the absorption of calcium by the small intestine, (3) muscle function, and (4) the proliferation and maturation of several types of normal and abnormal cells. D-hormone deficiency occurs when the kidneys are unable to produce D-hormones. Without sufficient D-hormone levels, PTH secretion is increased and calcium absorption in the small intestine is reduced leading to bone disease.

   D-hormone replacement therapy is used in many countries as a treatment for pre-dialysis and dialysis patients with secondary hyperparathyroidism. The goals of D-hormone therapy are to decrease blood PTH levels and to normalize blood calcium, thereby treating or preventing bone disease, and other adverse effects of elevated PTH. Currently, there are three primary competitive D-hormone products being marketed for secondary hyperparathyroidism: calcitriol, paricalcitol and alfacalcidol. The challenge in administering therapies is to deliver a sufficiently high dose to be effective without causing toxic side effects, including:

  . Excessive calcium in the blood, which increases the risk that calcium-rich deposits will develop in soft tissues, such as in the heart and arteries causing cardiac arrest, or in the kidneys accelerating kidney failure in pre-dialysis patients.

  . Excessive phosphorus in the blood, which stimulates secretion of PTH by the parathyroid glands and exacerbates secondary hyperparathyroidism.

  . Excessive calcium in the urine, which increases the risk that calcium-rich deposits will develop in the kidneys, and this accelerates kidney failure in pre-dialysis patients.

                                  Our Solution

   We have two FDA approved products to treat secondary hyperparathyroidism in ESRD patients, Hectorol Injection and Hectorol Capsules, and are in the process of developing Hectorol and other products for additional applications. Hectorol offers:

  . Safe and Effective Treatment. Data obtained from our clinical trials have demonstrated that Hectorol is a safe and effective therapy for treating secondary hyperparathyroidism in ESRD patients. Based on these and other trials, we believe that Hectorol compares favorably to competitive D-hormone products, including calcitriol, paricalcitol and alfacalcidol.

  . Oral Delivery that Expands Market Opportunities. Hectorol Capsules provide a safe, convenient and effective orally delivered therapy that we believe could be applied to address larger therapeutic markets than ESRD when approved by the FDA for additional indications.

  . A Pro-Hormone that Provides Consistent Levels of Natural D-Hormones.
    Hectorol is a pro-hormone, an inactive chemical substance that is slowly metabolized by the liver into two active and naturally occurring D-hormones.

  . A Potentially Wider Therapeutic Window. We believe that there is indirect, but not conclusive, evidence that Hectorol has a wider range, or therapeutic window, between a minimum effective dose and a dose with significant side effects than competitive D-hormone therapies.

                                  Our Strategy

  . Expand Our Sales and Marketing Infrastructure by developing our own internal sales and marketing capabilities and establishing mutually beneficial alliances or marketing agreements with partners.

  . Competitively Price both Hectorol Injection and Hectorol Capsules by balancing the physicians' focus on patient care with dialysis clinics' desire for greater profit and third-party payors' desire to control treatment costs. Hectorol is priced in the United States at a modest premium to the older D-hormone, calcitriol, but below the recently launched D-hormone, paricalcitol.

  . Expand the Approved Indications for Hectorol by seeking FDA approval to market Hectorol for secondary hyperparathyroidism in pre-dialysis and elderly osteoporosis patients, as well as for psoriasis and cancers of the prostate, breast and colon.

  . Develop Additional Product Offerings by using our significant research, clinical and regulatory expertise to identify and develop, internally or through licensing from third parties, new D-hormones with improved safety and efficacy for targeted diseases.

                                  Our Products

  . The FDA recently approved Hectorol Injection for use in the approximately
    250,000 ESRD patients in the United States who undergo hemodialysis three times per week. We began selling this intravenous product in late August 2000.

  . The FDA recently approved Hectorol Capsules for use in the United States
    ESRD patients and we are marketing the product to the approximately 34,000 ESRD patients who undergo dialysis outside the clinic. We began selling the oral product in June 1999.

  . We are developing Hectorol Capsules to treat pre-dialysis patients and elderly osteoporosis patients with secondary hyperparathyroidism. We recently completed two Phase III trials in pre-dialysis patients and plan to file a supplemental New Drug Application with the FDA by March 2001. We plan in the near future to initiate Phase II trials in elderly osteoporosis patients. We are also investigating the use of Hectorol Capsules and other improved D-hormone therapies to treat cell growth diseases, or hyperproliferative diseases, including psoriasis, and prostate, breast and colon cancers.

                                  The Offering

Shares offered by Bone Care........  3,000,000 shares(/1/)

Total shares outstanding after this  14,456,668 shares
 offering..........................

Use of proceeds....................  To commercialize Hectorol Injection, complete FDA post-approval Phase IV
                                     commitments for Hectorol Injection, seek
                                     FDA approval and commercialize Hectorol
                                     Capsules in the pre-dialysis market,
                                     develop additional clinical indications for
                                     Hectorol Capsules, continue research and
                                     development activities and for working
                                     capital and general corporate purposes.

Nasdaq National Market symbol......  BCII

--------

(/1/Includes)3,000,000 associated preferred stock purchase rights to purchase shares of Series A Junior Participating Preferred Stock and the value of these rights is reflected in the market price of the common stock.

   The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of October 6, 2000, and does not include the following:

  . 673,204 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.87 per share;

  . 258,370 shares of common stock reserved for future grants under our 1996 stock option plan; and

  . up to 450,000 shares of common stock that the underwriters may purchase if they exercise their
   over-allotment option.

                                  Risk Factors

   You should consider the risk factors and the impact from various events which could adversely affect our business before investing in our common stock.

                            Where to Contact Us

   Our principal executive offices are presently located at One Science Court, Madison, Wisconsin 53711 and our telephone number is (608) 236-2500. Our web site is located at www.bonecare.com. Information on our website is not part of this prospectus.

   Bone Care(R) and Hectorol(R) are registered trademarks of Bone Care International, Inc. in the United States. A community trademark application for Hectorol(R) is pending in the European Community Trademark Office, Japan and selected other countries. Hectorol(TM) is the brand name for the active drug substance of our first product, doxercalciferol. This prospectus also includes trademarks of other companies.

                             Summary Financial Data

   You should read this summary information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and the related notes to those audited financial statements included elsewhere in this prospectus. The statements of operations data set forth below for each of the years ended June 30, 1998, 1999 and 2000, and the balance sheet data as of June 30, 2000 is derived from, and is qualified by reference to, the audited financial statements and the related notes to those audited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended June 30, 1996 and 1997 are derived from our audited financial statements not included in this prospectus.

                                          Year Ended June 30,
                              ------------------------------------------------
                                1996      1997      1998      1999      2000
                              --------  --------  --------  --------  --------
                                 (in thousands, except per share data)
Statements of Operations
 Data:
Revenues..................... $     19  $     39  $    --   $    --   $    385
Operating expenses:
  Cost of sales..............       12        38       --        --        103
  Inventory write-off........      --        --        --        --        400
  Research and development...    1,158     2,885     3,932     3,455     4,048
  Marketing and
   administrative............      197       439       898     2,855     6,282
                              --------  --------  --------  --------  --------
    Total operating expenses.    1,367     3,362     4,830     6,310    10,833
                              --------  --------  --------  --------  --------
Loss from operations.........   (1,348)   (3,323)   (4,830)   (6,310)  (10,448)
Interest income, net.........       90       529       340       533       656
Income tax expense...........      --        --        --        --        (13)
                              --------  --------  --------  --------  --------
Net loss..................... $ (1,258) $ (2,794) $ (4,490) $ (5,777) $ (9,805)
                              ========  ========  ========  ========  ========
Net loss per common share-
 basic and diluted........... $  (0.26) $  (0.32) $  (0.51) $  (0.57) $  (0.89)
                              ========  ========  ========  ========  ========
Weighted average common
 shares outstanding..........    4,894     8,713     8,747    10,055    11,071

   The following table presents our balance sheet as of June 30, 2000 on an actual and on an as adjusted basis giving effect to our sale of 3,000,000 shares of common stock at an assumed public offering price of $19.13 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                              June 30, 2000
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................. $  4,736   $ 58,468
Marketable securities.....................................    4,972      4,972
Working capital...........................................    9,229     62,961
Total assets..............................................   12,460     66,192
Total long-term liabilities...............................      --         --
Accumulated deficit.......................................  (25,602)   (25,602)
Total shareholders' equity................................   11,083     64,816

                                 RISK FACTORS

   You should consider carefully the risks described below, in addition to other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect Bone Care's business, financial condition and results of operations as well as adversely affect the value of an investment in our common stock.

  Risks Related to Our Business

   Our business is at an early stage of development and we do not have a significant history for you to evaluate us on.

   Our business is at an early stage of development and we currently do not have significant revenues or positive cash flow. We face many obstacles before we can generate enough revenue to achieve positive cash flow and finance our operations. In June 1999, we received FDA approval to market Hectorol Capsules in the United States to manage secondary hyperparathyroidism in kidney dialysis patients and began selling Hectorol Capsules in October 1999. In April 2000, we received FDA approval to market Hectorol Injection to manage secondary hyperparathyroidism in dialysis patients and began selling Hectorol Injection in the United States in late August 2000. We do not have FDA approval to market Hectorol for other indications or to market any other products. All of our other product candidates require extensive research and development and clinical testing before we can submit a New Drug Application to the FDA.

   We have a history of losses and expect our losses to continue.

   Our independent public accountants have expressed a qualification in their accountants' reports for each of the last two years. The reports indicate that we have suffered recurring losses from operations that raise substantial doubts about our ability to continue as a going concern. We have incurred losses since we began operating. As of June 30, 2000, our accumulated deficit was approximately $25.6 million. To date, we have spent our funds primarily on product development, most recently on developing Hectorol Injection, and in fiscal year 2001 and subsequent fiscal years, we plan to make large expenditures to expand clinical indications for Hectorol Capsules and, to a lesser extent, other new products, which may result in losses in future periods. These expenditures include costs associated with performing clinical trials for new products, continuing our research and development and seeking foreign regulatory approvals for Hectorol. The amount of these expenditures is difficult to forecast accurately and cost overruns may occur. We expect our operating losses to continue and increase. It is possible, depending on the rate at which our revenues increase and our marketing and research and development activities expand, that our losses will continue at least through 2001. Our ability to generate revenues in the near future will depend primarily on our success in marketing and selling Hectorol Injection. We do not know whether we will achieve profitability, or if we do, whether we will be able to sustain profitability.

   We may fail to satisfy the FDA's conditions for marketing approval for Hectorol Injection, and for Hectorol Capsules, slowing the progress of our business.

   The FDA allowed us to market Hectorol Injection to ESRD patients, but required us to complete a post-approval Phase IV trial in pediatric patients with ESRD by August 2002. If we fail to timely satisfy this requirement, the FDA could withdraw its existing approval.

   The FDA also allowed us to market Hectorol Capsules to ESRD patients, but required us to complete post-approval Phase IV research and development pertaining to the analysis of this product and its active ingredients by July 2000. We have already completed and submitted the results of our Phase IV commitments for Hectorol Capsules to the FDA, but we do not yet know if the FDA will be fully satisfied or will require additional Phase IV commitments.

   Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety. Additional studies will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and may be required for Hectorol Injection and Hectorol Capsules. Also, the FDA or other regulatory authorities may require post-marketing reporting to monitor the side effects of the drug. Results of post-marketing programs may limit or expand marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes will be required to be submitted to the FDA or other regulatory authority.

   If we experience delays or are unable to receive approval of our Phase IV commitments for Hectorol Injection and Hectorol Capsules from the FDA, our operating results and business will be substantially impaired.

   We may not be able to commercialize Hectorol in foreign markets or for other indications if we do not enter into strategic alliances or other marketing arrangements.

   If we do not find corporate partners for Hectorol in foreign markets or for other indications, we may have to reduce our rate of product development or increase our capital expenditures. Our strategy for the development, testing, manufacturing and commercialization of our products is to enter into various collaborations with partners, licensors, licensees, and others. We have been in discussions with several potential collaborators in foreign markets but have not entered into any agreements. We may not be able to negotiate collaborative arrangements on acceptable terms, if at all. If we are not able to establish collaborative arrangements, we will have to either delay further development of some of our programs or increase our capital expenditures and undertake the development activities at our own expense. We may encounter significant delays in commercializing our products or find that the development, manufacture or sale of our products is hindered by the absence of collaborative agreements.

   We do not have experience commercializing products and may not be able to successfully do so.

   We began selling Hectorol Capsules in the United States in October 1999 and we began selling Hectorol Injection in the United States in August 2000. As of October 6, 2000, we have hired 23 of the 32 full-time direct sales people we intend to hire. We will need to invest a significant amount of money to complete the development of our sales and marketing resources.

   We cannot assure you that we will be able to sell and market Hectorol successfully. We have a sales and marketing force that is limited in number, experience and training, which we are seeking to expand. We may not be able to establish and maintain an internal sales and marketing force with technical expertise and supporting distribution capabilities. If we are unable to successfully commercialize our Hectorol products, our growth prospects will be diminished.

   Additional clinical trials may not prove that Hectorol is safer or more efficacious than competing D-hormone therapies which may limit its market acceptance or limit our efforts to commercialize Hectorol.

   We have not conducted head-to-head clinical trials comparing Hectorol and competitive D-hormone therapies in ESRD patients. We, and others not affiliated with us, have compared the toxicity and efficacy of Hectorol to competitive D-hormone therapies in several animal species. In animal studies, Hectorol shows a 3- to 15-times lower incidence of toxic side effects when delivered at doses with equivalent potency. We cannot be sure, however, that the results of additional clinical trials will prove that our assumptions, based on animal studies, are correct. Hectorol may not compare favorably to existing or new D-hormone therapies. If Hectorol, or our follow-on products, do not prove to be superior to competing products, we may face severe difficulties, and may incur greater expenses, in marketing Hectorol. If additional clinical trials prove that Hectorol is inferior to competitive D-hormone therapies, we may be forced to suspend our efforts to commercialize Hectorol and to delay or suspend our planned efforts to develop Hectorol and follow-on compounds for additional indications.

   If Hectorol is not accepted by the medical community, our business will suffer.

   The success of Hectorol depends on its acceptance by the medical community. Similarly, the success of any products we develop in the future will depend on the adoption of these products by our targeted markets. Existing and future products, therapies, and technological approaches will compete directly with our products. Competing products may provide greater therapeutic benefits for a specific problem or may offer comparable performance at a lower cost. If doctors and patients do not use our products, we may not become profitable. We cannot predict how quickly, if at all, the medical community will accept Hectorol or our future products or the extent to which these products will be used. If we encounter difficulties introducing Hectorol or future products into our targeted markets, our operating results and business may be substantially impaired. To facilitate Hectorol's acceptance in the United States market, we have priced Hectorol at a modest premium to the older D-hormone, calcitriol, but below the recently launched D-hormone, paricalcitol.

   We may not receive Medicare reimbursement for Hectorol Injection.

   The Health Care Financing Administration (HCFA) controls Medicare reimbursement for D-hormone therapies administered intravenously during hemodialysis. If HCFA does not grant Hectorol Injection reimbursement, Medicare will not reimburse for use of Hectorol Injection and there is no guarantee that third-party payors will provide reimbursement, and even if they do, the amount of reimbursement may be lower than expected. Furthermore, HCFA may elect to eliminate "fee-for-service" coverage for intravenous D-hormone therapies and instead make a fixed payment to dialysis clinics for the total care of each patient, otherwise known as capitation, which would include oral or intravenous D-hormone therapy. Capitation will encourage use of lower cost oral D-hormone therapies and may have an adverse effect on sales of intravenous D-hormones, including Hectorol Injection.

   Failure to raise additional funds in the future may delay or eliminate some or all of our efforts to develop, manufacture and sell Hectorol and any of our future products.

   In recent years we have significantly increased our research and development expenditures for Hectorol, and we expect this trend will continue in the future. We also will need to make significant expenditures to manufacture and market Hectorol and our other planned products in commercial quantities for sale in the United States and in other countries, if and when we obtain regulatory approval to do so. We cannot be sure that our estimates of capital expenditures for Hectorol and the development of our other new products will be accurate. We could have significant cost overruns, which could reduce our ability to commercialize our products.

   Based upon our current plans, we believe that with the net proceeds from this offering, we will have sufficient funds to meet our operating expenses and capital requirements for at least the next three years. Thereafter, we may need to raise additional capital to fund our operations. The scope and amount of our liquidity and capital requirements will depend upon many factors, including the extent to which Hectorol Injection gains market acceptance, the progress and success of our clinical trials, the timing and cost involved in obtaining regulatory approvals, the timing and cost of developing sales and marketing programs, our ability to enter into strategic alliances, manufacturing and research and development activities and competitive developments. Additional required financing may not be available on satisfactory terms, if at all. If we are unable to obtain financing in the future, we may have to seek alternative sources of capital or re-evaluate our operating plans, or we may be required to delay, reduce or eliminate some or all of our research and development activities or sales and marketing efforts, in which case our operating results and business may be substantially impaired. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements included in this prospectus do not include any adjustments that might result from the outcome of this uncertainty.

   We lack sufficient long-term data regarding the safety and efficacy of our products and we could find that our long-term data do not support our current clinical results.

   Hectorol is supported by less than one year of patient follow-up, and therefore, we could discover that our current clinical results cannot be supported by actual clinical experience. If longer term patient studies or clinical experience indicate that treatments with our products do not provide patients with sustained benefits, our sales could decline. If longer term patient studies or clinical experience indicate that our procedures cause tissue or muscle damage, motor impairment or other negative effects, we could be subject to significant liability. We are not certain how long it may take for patients to show significant increases in side effects. Further, because some of our data have been produced in studies that are not randomized and involved small patient groups, our data may not be reproduced in wider patient populations.

   We have no experience manufacturing pharmaceutical products so we must rely exclusively on suppliers who are outside of our control to manufacture our products, including Hectorol.

   The manufacture of pharmaceutical products requires significant expertise and capital investment. We do not have the internal capability to manufacture pharmaceutical products, and we currently use others to manufacture active pharmaceutical ingredients and to formulate and package Hectorol. Our manufacturers are required to adhere to regulations enforced by the FDA. Our dependence upon others to manufacture our products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Delays or difficulties with contract manufacturers in producing, packaging or distributing our products, would adversely affect the sales of Hectorol or introduction of other products. If we have to seek alternative sources of supply, we may be unable to enter into alternative supply arrangements on commercially acceptable terms, if at all. Although we employ a small number of employees to coordinate and manage the actions of these parties, we have relatively little experience in this regard. Any disruption of these activities could impede our ability to sell Hectorol which would result in reduced revenue.

   While we currently do not intend to manufacture any products ourselves, we may choose to do so in the future. If we were to manufacture products ourselves, we would need substantial additional financing to build manufacturing facilities. We also would be subject to additional regulatory requirements and would be subject to risks associated with delays or difficulties encountered in manufacturing a product. We may not be able to manufacture any products successfully or in a cost-effective manner.

   We cannot assure you that we will obtain regulatory approvals for any of our future products.

   Obtaining required regulatory approvals may take several years to complete and consume substantial capital resources. There is no assurance that the FDA or any other regulatory authority will act quickly or favorably on any of our future requests for product approval, or that the FDA or any other regulatory authority will not require us to provide additional data that we do not currently anticipate to obtain product approvals. We cannot apply for FDA approval to market our future products until each product successfully completes its pre clinical and clinical trials. We intend to seek FDA approval of Hectorol Capsules for use in pre-dialysis renal patients in 2001, but we do not have plans to request FDA approvals for other new indications in the next two years. Several factors could prevent successful completion or cause significant delays of these trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that the product is safe and effective for use in humans. If safety problems develop, the FDA could stop our trials before completion. If we are not able to obtain regulatory approvals for use of our future products, or if the patient populations for which they are approved are not sufficiently broad, the commercial success of these products could be limited.

   Our failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing Hectorol abroad.

   We also intend to market our products in international markets, including the European Union and Japan. We must obtain separate regulatory approvals in order to market our products in the European Union, Japan and many other foreign jurisdictions. The regulatory approval processes differ among these jurisdictions.

Approval in any one jurisdiction does not ensure approval in a different jurisdiction. We intend to collaborate with others to pursue foreign regulatory approvals and to sell our products in these markets. Hectorol Injection and Hectorol Capsules have not been approved for marketing by any governmental entity outside of the United States. We will require substantial additional funds to develop the product, conduct clinical trials and gain the necessary regulatory approvals for Hectorol Injection or Hectorol Capsules in foreign countries. As a result, revenues from sales of Hectorol outside the United States will require us to invest additional resources or enter into arrangements with partners.

   Our success depends on our key personnel, the loss of whom could impair our business.

   Our success depends upon our ability to attract and retain qualified scientific, technical and managerial personnel. We depend in large part on the continued services of our President and Chief Executive Officer, Dr. Charles
W. Bishop, with whom we do not have an employment agreement.

   Pharmaceutical companies, academic and government organizations, research institutions and other entities compete for the services of qualified scientists, technicians and managerial personnel. We may not be able to attract and retain such personnel. Furthermore, our anticipated growth and expansion into areas and activities requiring additional expertise will require additional personnel.

   Our failure to expand our management systems and controls to support anticipated growth could harm our business.

   Our operations continue to grow and we expect this expansion to continue as we execute our business strategy. Sustaining our growth has placed significant demands on management and our administrative, operational, information technology, financial and personnel resources. Accordingly, our future operating results will depend on the ability of our officers and other key employees to continue to implement and improve our operational, regulatory support and financial control systems, and effectively expand, train and manage our employee base. We may not be able to manage our growth successfully which could seriously harm our operating results and business.

  Risks Related to Our Industry

   We have many competitors, several of which have significantly greater financial and other resources.

   We face competition from several companies that are focused on developing D-hormone therapies, particularly to treat secondary hyperparathyroidism and hyperproliferative diseases. We also compete with other companies that produce D-hormones and D-hormone analogs for international marketplaces where these treatments have already been approved for secondary hyperparathyroidism and hyperproliferative diseases. We expect competition to increase further as additional companies begin to enter our markets and/or modify their existing products to compete directly with ours. Companies also compete indirectly with us utilizing different therapeutic approaches. Other companies also may compete with us through collaborative arrangements with other companies. Many of our competitors have substantially greater financial, research and development and marketing resources than we do and are better equipped to develop, manufacture and market products, for example:

  . Abbott Laboratories, Inc. markets intravenous calcitriol (Calcijex(R)), and paricalcitol (Zemplar(R)), and Roche Pharmaceuticals markets oral calcitriol (Rocaltrol(R)). These products are approved to manage secondary hyperparathyroidism in kidney dialysis patients in the United States and in European countries. Oral calcitriol is also approved in Japan.

  . Roche Pharmaceuticals markets oral calcitriol (Rocaltrol) in the United
    States to manage secondary hyperparathyroidism in pre-dialysis and ESRD patients.

  . A number of companies market oral and intravenous alfacalcidol, a synthetic analog of calcitriol, in Europe and Japan under various trade names.

  . Other companies, including Amgen, Inc., Chugai Pharmaceutical Co., Ltd.
    and NPS Pharmaceuticals, Inc., also are developing new therapies to manage secondary hyperparathyroidism in kidney dialysis patients in the United States, European or Asian markets.

  . Leo Pharmaceuticals Products A/S and TEVA Pharmaceuticals are marketing alfacalcidol in Europe to manage secondary hyperparathyroidism in kidney dialysis patients or to treat osteoporosis in elderly patients associated with secondary hyperparathyroidism.

  . Leo Pharmaceuticals Products A/S and ILEX Oncology, Inc. are developing
    D-hormone therapies to treat certain cancers.

  . Leo Pharmaceuticals Products A/S and Bristol-Myers Squibb Company are marketing topical Dovonex(R) in the United States and Europe to treat psoriasis. Teijin Ltd. is marketing topical tacalcitol to treat psoriasis outside the United States.

Our competitors may have broad product lines which allow them to negotiate exclusive, long-term supply contracts and offer comprehensive pricing for their products. Broader product lines may also provide our competitors with a significant advantage in marketing competing products to group purchasing organizations and other managed care organizations that are increasingly seeking to reduce costs through centralized purchasing. Greater financial resources and product development capabilities may allow our competitors to respond more quickly to new or emerging technologies and changes in customer requirements that may render our products obsolete. These technological developments which result in Hectorol becoming obsolete or non-competitive may occur before we are able to achieve profitability. We also face competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. Our competitors compete with us in attracting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs.

   Our products and development activities are subject to extensive government regulation which could make it more expensive and time consuming for us to conduct our business.

   Any new drug product must undergo lengthy and rigorous clinical testing and other extensive, costly and time-consuming procedures mandated by the FDA and foreign regulatory authorities. We may elect to delay or cancel our anticipated regulatory submissions for new indications for Hectorol or proposed new products for a number of reasons, including:

  . unanticipated clinical testing results;

  . lack of sufficient resources;

  . changes in, or adoption of, new FDA regulations;

  . unanticipated enforcement of existing regulations or guidelines;

  . unexpected technological developments; and

  . developments by our competitors.

   The FDA continues to review products even after they receive FDA approval. The manufacture and marketing of Hectorol is subject to ongoing regulation, including compliance with the FDA's current Good Manufacturing Practices, adverse event reporting requirements and the FDA's general prohibitions against promoting products for "off-label" uses, or uses not listed on the FDA-approved labeling. We also are subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure to comply with these requirements could adversely affect the manufacturing and marketing of Hectorol. In addition, the FDA could withdraw a previously approved product from the market upon receipt of new information.

   We must also comply with numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, current Good Laboratory Practices, current Good Manufacturing Practices and the experimental use of animals. We cannot predict the extent of government regulation or the impact of new governmental regulations which might have an adverse effect on the discovery, development, production and marketing of our products, and require us to incur significant costs to comply with the regulations.


  Risks Related to Our Offering

   Concentration of ownership in our company by certain shareholders may make it more difficult to replace or remove our current management.

   Upon completion of this offering and based on the number of shares outstanding at October 6, 2000, our executive officers and directors will beneficially own approximately 24.0% (23.3% if the underwriters' over-allotment option is exercised in full) of the outstanding shares of our common stock and, as a result, will have significant control of us, which they could exert to make it more difficult to replace or remove our current management.

   Our future operating results and the trading price of our common stock is likely to fluctuate substantially in the future.

   The price of our common stock in this offering may not be indicative of the prices that will prevail in the public market after this offering. Our stock price has fluctuated substantially since we became a public company in May 1996. Our stock price, like that of many other biotechnology and pharmaceutical companies, is likely to remain volatile. The trading price of our common stock may fluctuate widely as a result of a number of factors, some of which are not in our control, including:

  . market perception and customer acceptance of our products;

  . our efforts to increase sales of our Hectorol products;

  . quarter to quarter variations in our operating results;

  . timely implementation of new and improved products;

  . our level of investment in research and development;

  . increased competition;

  . our establishment of strategic alliances or acquisitions;

  . changes in our relationships with suppliers;

  . litigation concerning intellectual property rights in the industry;

  . announcements regarding clinical activities or new products by us or our competitors;

  . timing of regulatory actions, such as product approvals or recalls;

  . costs we incur in anticipation of future sales, such as inventory purchases or expansion of manufacturing facilities;

  . general and economic conditions in the biotechnology and pharmaceutical industry and the state of healthcare cost containment efforts, including reimbursement policies; and

  . changes in earnings estimates by analysts.

   In addition, the market for our stock has experienced extreme price and volume fluctuations, which have often been unrelated to our operating performance. We believe that period-to-period comparisons of our historical and future results will not necessarily be meaningful, and that investors should not rely on them as an indication of future performance. To the extent we experience the factors described above, our future operating results may not meet the expectations of securities analysts or investors from time to time, which may cause the market price of our common stock to decline or be volatile.

   This sale of common stock will be immediately and substantially dilutive to you.

   You will experience an immediate and substantial dilution of $14.74 per share in the net tangible book value per share of common stock from the offering price. Based on an assumed public offering price of $19.13 per share of common stock, our net tangible book value as of June 30, 2000, after giving effect to this offering, is $4.39 per share.

   Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

   Most of our outstanding shares of common stock are freely tradable. The market price of our common stock could drop due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock. After this offering, 14,456,668 shares of our common stock will be outstanding, or 14,906,668 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 3,000,000 shares sold in this offering, or 3,450,000 shares if the underwriters exercise their over-allotment options in full, will be freely tradable without restrictions under the Securities Act, except for any shares purchased by our affiliates (as that term is defined in Rule 144 under the Securities Act).

   We, our officers and directors, have entered into lock-up agreements. We and our officers and directors have agreed not to offer or sell any shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. However, Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements. After the lock-up agreements expire, approximately 3,284,683 shares may be sold without regard to compliance with Rule 144 subject to compliance with the volume limitations and other restrictions of Rule 144. The following table indicates approximately when the shares of our common stock that are not being sold in the offering will be eligible for sale into the public market.

   Number of shares      Date of eligibility for resale into public market
   ---------------- ----------------------------------------------------------
      3,284,683     90 days after the date of this prospectus upon expiration
                    of lock-up agreements our officers and directors have with
                    Prudential Securities Incorporated.

  Risks Related to Intellectual Property

   If we are unable to protect our patents, our competitiveness and business prospects may be materially damaged.

   Our success will depend to a significant degree on our ability to obtain and enforce patents and licenses to patent rights, both in the United States and in other countries. The patent position, however, of pharmaceutical companies is often uncertain and involves complex legal and factual questions, not the least of which is that we cannot predict the breadth of patent claims in pharmaceutical patents. In addition, a substantial backlog of pharmaceutical patent applications exists at the United States Patent and Trademark Office. The backlog may delay review and potential issuance of patents.

   To date, we have filed a number of patent applications in the United States and other countries. Our issued patents and pending patent applications relating to Hectorol are method-of-use patents which cover only the use of certain compounds to treat specified conditions, rather than composition of matter patents which would cover the chemical composition of the active ingredient. Method-of-use patents provide less protection than composition of matter patents because of the possibility of off-label uses if other companies market or make the compound for other uses. We actively continue to file applications as appropriate for patents covering our products, uses and processes. We cannot guarantee that we will obtain patent protection for our products or processes.

   We also cannot guarantee that competitors will not successfully challenge our patents, if issued, on the basis of validity and/or enforceability. Nor can we guarantee that they will not circumvent or design around our patent position. We could face increased competition as a result of the failure of patents to be issued on our pending applications or a finding of invalidity and/or unenforceability of one of our patents.

   In the United States, patent applications are maintained in secrecy until a patent issues. We cannot be certain that others have not filed patent applications for compounds, uses or processes covered by our pending applications. We also cannot be certain that we were the first to invent or discover the compound, use or process that is the subject of our applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, uses or processes that block or compete with our patents and rights. We are aware of a significant number of patent applications relating to D-hormones filed by, and patents issued to, third parties. If any of our competitors have filed patent applications in the United States that claim compounds, uses or processes also claimed by us, we may have to participate in an interference proceeding declared by the United States Patent and Trademark Office to determine priority of invention and the corresponding right to a patent for the compounds, uses or processes in the United States. A proceeding could result in substantial cost to us even if the outcome is favorable.

   We have not filed patent applications in every country. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in countries and regions other than the United States, Japan and Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the United States, Europe and Japan.

   If we are unable to protect our proprietary rights and trade secrets, our competitiveness and business prospects may be materially damaged.

   Operation of our business also relies on our ability to protect proprietary information and trade secrets. We require our employees, consultants and advisors to execute confidentiality agreements upon commencement of employment or consulting relationships with us. We cannot guarantee, however, that these agreements will provide meaningful protection or adequate remedies for our proprietary information and trade secrets in the event of unauthorized use or disclosure of such information nor can we guarantee that the parties to the agreements will not breach their agreements. We also cannot guarantee that third parties will not know, discover or develop independently, equivalent proprietary information or techniques, that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets.

   We may be accused of infringing upon the proprietary rights of others and any related litigation could damage our business.

   Our commercial success depends significantly on our ability to operate our business without infringing upon the patents and other proprietary rights of third parties. We cannot guarantee that our compounds, uses or processes do not and will not infringe upon the patents and proprietary rights of third parties. In the event of an infringement determination, we may be enjoined from research, development or commercialization of our products. We may also be required to enter into royalty or license arrangements with third parties claiming infringement or otherwise to design around their patents. Any required license, if available at all, may not be obtained on commercially reasonable terms. If we do not obtain the licenses or are unable to design around the patent, we may be delayed or prevented from pursuing the development of some of our product candidates.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:

  . general economic and business conditions, both nationally and in our markets;

  . our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

  . anticipated trends in our business;

  . existing and future regulations affecting our business;

  . our early stage of development;

  . the uncertainty of our future profitability;

  . our ability to satisfy the FDA's conditions for marketing approval for Hectorol;

  . our ability to commercialize Hectorol; and

  . other risk factors set forth under "Risk Factors" in this prospectus.

   In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

   Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. However, we acknowledge our obligation to disclose material developments related to previously disclosed information. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in the prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                USE OF PROCEEDS

   We will receive net proceeds of approximately $53.7 million from the sale of 3,000,000 shares of common stock by us in the offering, assuming a public offering price of $19.13 per share, $61.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses. Although we do not have any specific plans for the allocation of the net proceeds of the offering, we intend to use the net proceeds of the offering to:

  . commercialize Hectorol Injection to manage secondary hyperparathyroidism in patients with ESRD;

  . complete FDA post-approval Phase IV commitments for Hectorol Injection;

  . seek FDA approval and commercialize Hectorol Capsules in the pre-dialysis market;

  . develop additional clinical indications for Hectorol Capsules by conducting Phase II, and possibly Phase III, trials in patients with senile osteoporosis, psoriasis and prostate cancer;

  . continue research and development activities, including clinical activities in support of regulatory approvals and continue pre-clinical testing of new D-hormone therapies; and

  . provide working capital for general corporate purposes, including the acquisition of complementary licenses, products, technologies or companies.

   Pending those uses, we intend to invest the proceeds in short-term, investment-grade, and interest-bearing financial instruments. We have no present understandings, commitments or arrangements with respect to the purchase of any licenses, products, technologies or companies and the amount and timing of these expenditures will depend on several factors, including the progress of our research programs and our ability to attract partners. Our management has broad discretion over our use of proceeds and may spend them in ways in which our shareholders may not agree.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is quoted in the Nasdaq National Market under the symbol "BCII" and has been publicly traded since May 1996. The following table shows, for the fiscal periods indicated, the high and low sales prices per share as reported in the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
   Fiscal Year Ended June 30, 1999
     First Quarter............................................... $10.25 $ 7.25
     Second Quarter..............................................  11.88   7.69
     Third Quarter...............................................  14.75  10.25
     Fourth Quarter..............................................  15.31   9.00
   Fiscal Year Ending June 30, 2000
     First Quarter...............................................  11.50   8.75
     Second Quarter..............................................  12.63   8.00
     Third Quarter...............................................  26.75   9.63
     Fourth Quarter..............................................  27.00  15.34
   Fiscal Year Ending June 30, 2001
     First Quarter...............................................  24.00  17.94
     Second Quarter (through October 16, 2000)...................  21.06  17.75

   As of June 30, 2000, our common stock was held by approximately 209 shareholders of record. On October 16, 2000, the last reported sale price of common stock in the Nasdaq National Market was $19.13 per share.

   We have never declared or paid any cash dividends on our common stock and we do not plan on paying any in the near future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors deem relevant.

                                    DILUTION

   Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value of our common stock from the public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. As of June 30, 2000, we had a net tangible book value of $9.7 million or $0.84 per share of common stock. After giving effect to the sale of 3,000,000 shares of common stock offered by us at an assumed public offering price of $19.13 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 2000 would have been $63.4 million or $4.39 per share. This represents an immediate increase in such net tangible book value of $3.55 per share to existing shareholders and an immediate and substantial dilution of $14.74 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

   Public offering price................................................ $19.13
     Net tangible book value as of June 30, 2000.................. $0.84
     Increase of net tangible book value attributable to this
      offering.................................................... $3.55
   Pro forma net tangible book value after this offering................ $ 4.39
                                                                         ------
   Dilution in pro forma net tangible book value attributable to this offering............................................................ $14.74
                                                                         ======

   The presentation above assumes no exercise of the following options subsequent to June 30, 2000:

  . 690,054 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $7.04 per share;

  . 270,600 shares of common stock reserved for future grants under our 1996 stock option plan; and

  . up to 450,000 shares of common stock that the underwriters may purchase if they exercise their over-allotment option.

                                 CAPITALIZATION

   The following table shows our capitalization as of June 30, 2000:

  . on an actual basis; and

  . on an adjusted basis to give effect to the sale of 3,000,000 shares of common stock and the application of the net proceeds, assuming a public offering price of $19.13 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

   This table should be read in conjunction with our financial statements and the related notes to those statements included in this prospectus.

                                                              June 30, 2000
                                                          ----------------------
                                                           Actual    As Adjusted
                                                          ---------  -----------
                                                             (in thousands)
      Total long-term liabilities.......................  $     --    $     --
      Shareholders' equity:
        Preferred stock, $.001 par value 2,000,000
         shares authorized, none issued and outstanding,
         actual and as adjusted.........................        --          --
        Common stock, no par value, 28,000,000 shares
         authorized, 11,456,668 shares issued and
         outstanding, actual; 14,456,668 shares issued
         and outstanding, as adjusted...................     11,394      11,394
        Additional paid-in capital......................     25,300      79,032
        Accumulated deficit.............................    (25,602)    (25,602)
        Accumulated other comprehensive loss............         (9)         (9)
                                                          ---------   ---------
          Total shareholders' equity....................     11,083      64,815
                                                          ---------   ---------
          Total capitalization..........................  $  11,083   $  64,815
                                                          =========   =========

   The above table excludes the following shares as of June 30, 2000:

  . 690,054 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $7.04 per share;

  . 270,600 shares of common stock reserved for future grants under our 1996 stock option plan; and

  . up to 450,000 shares of common stock that the underwriters may purchase if they exercise their over-allotment option.

                            SELECTED FINANCIAL DATA

   The following table sets forth selected statements of operations data for the years ended June 30, 1996, 1997, 1998, 1999 and 2000. Also included in this table are our balance sheet data as of June 30, 1996, 1997, 1998, 1999 and 2000. The financial data with respect to our statements of operations for the years ended June 30, 1998, 1999 and 2000 and with respect to our balance sheets as of June 30, 1999 and 2000 are derived from our financial statements that appear elsewhere in this prospectus and that have been audited by our independent auditors. For our fiscal year ended June 30, 1999 and prior fiscal years, KPMG LLP served as our independent auditors. For the fiscal year ended June 30, 2000, Arthur Andersen LLP served as our independent auditors. The following statements of operations data for fiscal years ended June 30, 1996 and 1997 and balance sheet data as of June 30, 1996, 1997 and 1998 are derived from our audited financial statements not included in this prospectus. You should read the financial statement data in conjunction with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and the related notes to those audited financial statements included elsewhere in this prospectus.

                                            Year Ended June 30,
                                 ----------------------------------------------
                                  1996     1997      1998      1999      2000
                                 -------  -------  --------  --------  --------
                                   (in thousands, except per share data)
Statements of Operations Data:
Revenues.......................  $    19  $    39  $    --   $    --   $    385
Operating expenses:
  Cost of sales................       12       38       --        --        103
  Inventory write-off..........      --       --        --        --        400
  Research and development.....    1,158    2,885     3,932     3,455     4,048
  Marketing and administrative.      197      439       898     2,855     6,282
                                 -------  -------  --------  --------  --------
    Total operating expenses...    1,367    3,362     4,830     6,310    10,833
                                 -------  -------  --------  --------  --------
Loss from operations...........   (1,348)  (3,323)   (4,830)   (6,310)  (10,448)
Interest income, net...........       90      529       340       533       656
Income tax expense.............      --       --        --        --        (13)
                                 -------  -------  --------  --------  --------
Net loss.......................  $(1,258) $(2,794) $ (4,490) $ (5,777) $ (9,805)
                                 =======  =======  ========  ========  ========
Net loss per common share-basic
 and diluted...................  $ (0.26) $ (0.32) $  (0.51) $  (0.57) $  (0.89)
                                 =======  =======  ========  ========  ========
Weighted average common shares
 outstanding...................    4,894    8,713     8,747    10,055    11,071
                                                  June 30,
                                 ----------------------------------------------
                                  1996     1997      1998      1999      2000
                                 -------  -------  --------  --------  --------
                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents......  $11,061  $ 8,532  $  3,484  $  7,314  $  4,736
Marketable securities..........      --       --        --        --      4,972
Working capital................   11,004    8,103     3,073     7,956     9,229
Total assets...................   12,261    9,900     5,813    10,303    12,460
Total long-term liabilities....      --       --        --        --        --
Accumulated deficit............   (2,736)  (5,530)  (10,020)  (15,797)  (25,602)
Total shareholders' equity.....   12,182    9,420     5,122     9,717    11,083

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus.

Overview of Our Business

   Bone Care is a pharmaceutical company engaged in discovering, developing and commercializing improved vitamin D-hormone therapies to treat secondary hyperparathyroidism in patients with kidney, or renal disease, and osteoporosis, and other diseases including psoriasis and cancers of the prostate, breast and colon. We were founded 16 years ago as a subsidiary of Lunar Corporation, located in Madison, Wisconsin, and were spun-off from Lunar in 1996.

   We licensed our first product, Hectorol, in 1987 from the University of Wisconsin, a leading vitamin D research center. Hectorol, also known as doxercalciferol, is a vitamin D replacement therapy approved by the FDA in two formulations to treat secondary hyperparathyroidism in patients with end-stage renal disease or ESRD. Hectorol is a safe and effective therapy for reducing elevated levels of parathyroid hormone (PTH) in blood in the management of secondary hyperparathyroidism, a disease characterized by excessive secretion of PTH. Virtually all ESRD patients suffer from secondary hyperparathyroidism. In June 1999, we obtained FDA approval for Hectorol Capsules, and in October 1999, we began selling this orally administered product in the United States. In April 2000, we obtained FDA approval for Hectorol Injection, and in late August 2000, we began selling this intravenous product in the United States. We recently completed two Phase III trials for Hectorol Capsules to treat secondary hyperparathyroidism in pre-dialysis patients, and we plan to file with the FDA a supplemental New Drug Application for this indication by March 2001. In addition, we also are developing Hectorol and new vitamin D therapies to treat these and several other diseases.

   Since our inception in 1984, we have generated minimal revenue from operations and substantially all of our resources have been dedicated to:

  . the development, patenting, pre-clinical testing, and clinical trials of Hectorol Capsules and Hectorol Injection;

  . the development of manufacturing processes for Hectorol Capsules and Hectorol Injection;

  . pursuing United States regulatory approvals of Hectorol Capsules and Hectorol Injection;

  . the sales and marketing associated with the launch of Hectorol Capsules and Hectorol Injection; and

  . research and development and pre-clinical testing of other potential product candidates.

   We have lost money since inception and, as of June 30, 2000, have an accumulated deficit of approximately $25.6 million. Our only sources of revenue have been:

  . revenues from the launch of Hectorol Capsules.

  . licensing fees associated with our early stage research collaborations, which licenses have since expired; and

  . fees from conducting incidental laboratory assay services.

   We estimate that commercialization, regulatory compliance, and sales efforts associated with Hectorol Capsules and Hectorol Injection could require in excess of $10 million prior to achieving profitable operating levels. Further, development of LR-103, BCI-202 and other product candidates, or expansion of Hectorol into other therapeutic areas, will require significant, time-consuming and costly research and development, pre-clinical testing and extensive clinical trials prior to submission of any regulatory application for commercial use. We plan to continue pre-clinical testing of LR-103 and BCI-202 in order to begin Phase I clinical trials on both product candidates within three years. The pre-clinical efforts could cost approximately $3 million. In addition, we plan to conduct Phase II, and possibly begin Phase III, clinical trials to expand the approved indications for Hectorol. The cost of these trials could exceed $10 million through June 2002. We expect to incur substantial losses at least through 2001 until revenues from the sale of Hectorol products are sufficient to offset those expenses. The amount and timing of our operating expenses will depend on many factors, including:

  . the extent to which Hectorol Capsules and Hectorol Injection obtain market acceptance;

  . the costs of sales and marketing activities associated with Hectorol
    Capsules and Hectorol Injection;

  . the status of our research and development activities;

  . the costs involved in preparing, filing, prosecuting, maintaining, protecting, and enforcing our patent claims and other proprietary rights;

  . our ability to maintain our current manufacturing capabilities through relationships with third parties or establish those capabilities internally;

  . technological and other changes in the competitive landscape; and

  . evaluation of the commercial viability or potential of product candidates.

   As a result, we believe that period-to-period comparisons of our financial results are not necessarily meaningful.

Results of Operations for Fiscal Years Ended June 30, 2000 compared to June 30, 1999

   Revenues consisted of three elements in the fiscal year ended June 30, 2000.

  . $234,741 of revenue for sales of Hectorol Capsules;

  . $125,000 of revenue related to a letter of intent to license Hectorol to a foreign pharmaceutical company which was subsequently cancelled; and

  . $24,996 of other revenue, including fees from incidental laboratory assay services.

   We had no revenue in the fiscal year ended June 30, 1999. We began selling Hectorol Capsules in the United States in October 1999. Revenues from shipments of Hectorol Capsules and the related costs are deferred at the time of shipment to wholesalers and are recognized at the time the product is sold by these wholesalers to retail users of the product. Revenues of $234,741 were recognized in fiscal year 2000 and related cost of sales were $102,834. This resulted in gross margin of $131,907. For the year ended June 30, 2000, the total sales value of Hectorol Capsules shipped, net of $409,655 of returned product, was $348,282, having a net cost of $152,836. This resulted in deferred income of $63,539 representing the gross margin of our product not yet sold to end users. We continue to evaluate data related to sales exchanges, wholesaler inventories and retail sales. We believe we will have enough data to reasonably estimate future returns when retail customers have purchased from wholesalers a high percentage of our initial shipments or when the product approaches its expiration date. We intend to recognize future revenues and related costs upon shipment of Hectorol Capsules once a reasonable estimate of future returns can be calculated.

   In the fourth quarter of fiscal year 2000, we wrote-off $400,000 of excess inventory representing amounts which we estimate will not be sold prior to expiration.

   In June 1999, we entered into a letter of intent with a pharmaceutical company establishing terms under which exclusive rights to Hectorol would be licensed to the potential foreign partner in one foreign country. In June 1999, we received a payment of $125,000 upon signing a letter of intent. The payment was recognized as revenue in December 1999 when negotiations terminated.

   Our research and development expenses were $4,048,608 in fiscal year 2000 and $3,455,401 in fiscal year 1999. These expenses increased in fiscal year 2000 due to increased early-stage research and increased regulatory and filing compliance efforts associated with the manufacture and sale of Hectorol Capsules and Hectorol Injection.

   Marketing and administrative expenses were $6,281,614 in fiscal year 2000 and $2,854,785 in fiscal year 1999 an increase of $3,426,829. Marketing expenses increased $2,765,760, from $1,715,837 in fiscal year 1999 to $4,481,597 in fiscal year 2000. The increase resulted from the following:

  . approximately $1.1 million due to increased sales and marketing personnel costs;

  . approximately $800,000 due to increased promotional activities; and

  . approximately $900,000 due to resources relating to sales and marketing activities. The department has grown from 3 to 42 employees.

   These expenses increased as we began marketing activities relating to the launch of Hectorol Capsules and preparations to launch Hectorol Injection, which we began selling in late August 2000.

   Our growth has also resulted in the increase of administrative expenses. Administrative expenses increased $661,069, from $1,138,948 in fiscal year 1999 to $1,800,017 in fiscal year 2000. The increase was the result of our overall growth and our use of third-party consultants.

   Interest income increased to $655,574 in fiscal year 2000 from $533,571 in fiscal year 1999. In October 1999, our cash balance increased approximately $11.0 million as a result of receiving the net proceeds of a common stock offering. The increase in interest income was due to the resulting higher level of average cash balances.

Results of Operations for Fiscal Years Ended June 30, 1999 compared to June 30, 1998

   We did not sell products or services in fiscal years ended June 30, 1999 or 1998.

   Our research and development expenses were $3,455,401 in fiscal year 1999 and $3,932,008 in fiscal year 1998. These expenses decreased because during fiscal 1998, we completed research activities related to producing commercial quantities of Hectorol Capsules. Some of the decrease in the expenses was offset by increased regulatory filing and compliance costs during fiscal year 1999.

   Marketing and administrative expenses were $2,854,785 in fiscal year 1999 and $898,274 in fiscal year 1998. Expenses increased because we began pre-marketing activities relating to the launch of Hectorol Capsules.

   Interest income increased to $533,571 in fiscal year 1999 from $340,349 in fiscal year 1998. In July 1998, our cash balance increased approximately $10.3 million as a result of receiving the net proceeds of a common stock offering. The increase in interest income was due to the resulting higher level of average cash balances.

Liquidity and Capital Resources

   In October 1999, we completed a directed public offering of 1,229,058 shares of newly issued common stock at a price of $9.02 per share. We received net proceeds of approximately $11.0 million from the sale. In July 1998, we completed a directed public offering of 1,326,000 shares of common stock at a price of $8.00 per share. We received net proceeds of approximately $10.3 million from the sale. We do not have any lines of credit with any banks or other lenders.

   Net cash used in operating activities was $7,995,937 in fiscal year 2000, $6,403,670 in fiscal year 1999, and $4,255,461 in fiscal year 1998. The cash used by operating activities was used primarily to fund research and development as well as marketing and commercialization efforts for Hectorol Capsules and Hectorol Injection.

   We have experienced negative cash flows from operations since our inception and do not anticipate generating sufficient positive cash flows to fund our operations until we achieve, if ever, significant revenues from the sale of Hectorol Capsules and Hectorol Injection. We have expended, and expect to continue to expend in the future, substantial funds for our:

  . research and development programs;

  . pre-clinical and clinical testing;

  . regulatory processes, including completion of FDA post-approval Phase IV commitments for Hectorol Capsules and Hectorol Injection;

  . manufacturing expenses;

  . sales and marketing programs; and

  . other operating expenses.

   Cash, cash equivalents and short-term marketable securities were $9,707,955 at June 30, 2000 and $7,313,551 at June 30, 1999. Cash and cash equivalents are currently invested primarily in short-term investment grade United States government, municipal and corporate debt securities.

   Based upon our current plans, we believe that with the net proceeds of this offering, we will have sufficient funds to meet our operating expenses and capital requirements for at least the next three years. Thereafter, we may need to raise additional capital to fund our operations, however, we do not have any specific plans to raise additional capital. If we were to seek additional funds, equity offerings or other sources would be considered. There is no assurance that such additional funds will be available on acceptable terms, if at all. Should our plans not be consummated, we may have to seek alternative sources of capital or re-evaluate our operating plans. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements included elsewhere in this prospectus do not include any adjustments that might result from the outcome of this uncertainty.

   At June 30, 2000, we had state tax net operating loss carryforwards of approximately $24,742,000 and state research and development tax credit carryforwards of approximately $222,000 which will begin expiring in 2009. We also had federal net operating loss carryforwards of approximately $21,940,000 and research and development tax credit carryforwards of approximately $957,000, which will begin expiring in 2012.

Recent Accounting Pronouncements

   In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, Revenue Recognition (SAB No. 101), to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 does not modify existing literature on revenue recognition. SAB No. 101 explains the staff's general framework for revenue recognition. We believe we have conformed to the guidance of SAB No. 101 in recognizing revenue related to the sales of Hectorol.

Impact of Year 2000

   We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Quantitative and Qualitative Disclosures about Market Risk

   Our sales from inception to date have been made to United States customers and, as a result, we have not had any exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. However, in future periods, we expect to sell in foreign markets, including Europe and Asia. As our sales are made in United States dollars, a strengthening of the United States dollar could make our products less competitive in foreign markets. As of June 30, 2000, we did not hold any short- or long-term investments other than short-term investment grade United States government, municipal and corporate debt and, therefore, we do not believe that short-term fluctuations in interest rates would materially affect the value of our investments. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

Overview

   Bone Care is a pharmaceutical company engaged in discovering, developing and commercializing improved vitamin D-hormone therapies to treat secondary hyperparathyroidism in patients with kidney, or renal disease, and osteoporosis, and other diseases including psoriasis and cancers of the prostate, breast and colon. We were founded 16 years ago as a subsidiary of Lunar Corporation, located in Madison, Wisconsin, and were spun-off from Lunar in 1996.

   We licensed our first product, Hectorol, in 1987 from the University of Wisconsin, a leading vitamin D research center. Hectorol, also known as doxercalciferol, is a vitamin D replacement therapy approved by the FDA in two formulations to treat secondary hyperparathyroidism in patients with end-stage renal disease, or ESRD. Hectorol is a safe and effective therapy for reducing elevated levels of parathyroid hormone (PTH) in blood in the management of secondary hyperparathyroidism, a disease characterized by excessive secretion of PTH. Virtually all ESRD patients suffer from secondary hyperparathyroidism. In June 1999, we obtained FDA approval for Hectorol Capsules, and in October 1999, we began selling this orally administered product in the United States. In April 2000, we obtained FDA approval for Hectorol Injection, and, in late August 2000, we began selling this intravenous product in the United States. We recently completed two Phase III trials for Hectorol Capsules to treat secondary hyperparathyroidism in pre-dialysis patients, and we plan to file with the FDA a supplemental New Drug Application for this indication by March 2001. In addition, we also are developing Hectorol and new vitamin D therapies to treat these and several other diseases.

Background

   D-hormones are produced in the body from vitamin D that is either ingested or generated in the skin from sunlight exposure. D-hormones have essential roles in human health; they regulate (1) parathyroid hormone (PTH) secretion by the parathyroid glands, (2) the absorption of calcium by the small intestine,
(3) muscle function, and (4) the proliferation and maturation of several types of normal and abnormal cells. D-hormone deficiency occurs when the kidneys are unable to produce D-hormones. Without sufficient D-hormone levels, PTH secretion is increased and calcium absorption in the small intestine is reduced leading to bone disease.

   Hyperparathyroidism is a disease characterized by excessive secretion of PTH by the parathyroid glands. Hyperparathyroidism is classified by the medical community as either "primary" or "secondary", depending on the underlying cause. Primary hyperparathyroidism is the less common type of hyperparathyroidism and is caused by a disorder in one or more of the parathyroid glands, usually a tumor. Surgical removal of the affected parathyroid glands is the only effective treatment. Secondary hyperparathyroidism is the more common type of hyperparathyroidism and is caused by diseases unrelated to the parathyroid glands. It is seen in varying severity in virtually all ESRD patients, in whom normal kidney function is lost and dialysis is required for survival. Secondary hyperparathyroidism in renal disease continues and worsens unless treated with D-hormone therapy.

   D-hormone replacement therapy is used in many countries as a treatment for pre-dialysis and dialysis patients with secondary hyperparathyroidism. The goals of D-hormone therapy are to decrease blood PTH levels and to normalize blood calcium, thereby treating or preventing bone disease, and other adverse effects of elevated PTH. Currently, there are three primary competitive D-hormone products being marketed for secondary hyperparathyroidism: calcitriol, paricalcitol and alfacalcidol. The challenge in administering therapies is to deliver a sufficiently high dose to be effective without causing toxic side effects, including:

  . Hypercalcemia, excessive calcium in the blood, which increases the risk that calcium-rich deposits will develop in soft tissues, such as in the heart and arteries causing cardiac arrest, or in the kidneys accelerating kidney failure in pre-dialysis patients.

  . Hyperphosphatemia, excessive phosphorus in the blood, which stimulates secretion of PTH by the parathyroid glands and exacerbates secondary hyperparathyroidism.

  . Hypercalciuria, excessive calcium in the urine, which increases the risk that calcium-rich deposits will develop in the kidneys, and this accelerates kidney failure in pre-dialysis patients.

   Due to the risks of these side effects, competitive D-hormones are customarily administered at low dosages which are at times ineffective. Starting dosages are increased cautiously, if at all, to minimize the chance of these toxic side effects, rather than to optimize therapeutic response. Intravenous products are favored in the United States marketplace because of several factors: (1) drug administration is assured at the time of dialysis by a healthcare professional; (2) repeated oral delivery of active D-hormones promotes their breakdown in the intestine so that the amount delivered to the parathyroid glands is reduced; and (3) Medicare reimbursement is only available for intravenous products. In addition, intravenous delivery of competitive D-hormones immediately causes abnormally high levels of D-hormones in the blood followed by abnormally low levels as the D-hormones are eliminated rapidly from the body. After oral delivery of competing D-hormone products, blood levels also rapidly drop to abnormally low levels. This is in contrast to the relatively constant blood levels of D-hormones which are maintained in individuals with normal kidney function without side effects, yielding consistent efficient regulation of PTH secretion.

The Bone Care Solution

   We have two FDA approved products to treat secondary hyperparathyroidism in ESRD patients, Hectorol Injection and Hectorol Capsules, and we are in the process of developing Hectorol and other products for additional applications. Hectorol offers:

  . Safe and Effective Treatment. Data obtained from our clinical trials have demonstrated that Hectorol is a safe and effective therapy for treating secondary hyperparathyroidism in ESRD patients. In these trials, Hectorol reduced blood levels of PTH in more than 90% of the treated patients with minimal side effects. Based on these and other trials, we believe that Hectorol compares favorably to competitive D-hormone products, including calcitriol, paricalcitol and alfacalcidol, however, we have not performed comparative trials to demonstrate these conclusions.

  . Oral Delivery that Expands Market Opportunities. Hectorol Capsules provide a safe, convenient and effective orally delivered therapy that we believe could be applied to address wider therapeutic markets than ESRD when approved by the FDA for additional indications. Intravenous D-hormone products are used only in hemodialysis patients under medical supervision. Competitive intravenous D-hormones are not well suited for oral delivery because they are fully active on delivery, which can cause certain cells lining the small intestine to absorb too much calcium and phosphorus, leading to side effects. Hectorol, on the other hand, is an inactive pro-hormone that, after oral delivery, is not recognized by these intestinal cells. Therefore, Hectorol does not over-stimulate absorption of calcium and phosphorus during absorption by the intestine.

  . A Pro-Hormone that Provides Consistent Levels of Natural D-Hormones.
    Hectorol is a pro-hormone, an inactive chemical substance that is slowly metabolized by the liver into two active and naturally occurring D-hormones. Activated Hectorol is released into the bloodstream at a rate which closely mimics the steady production and release of these same D-hormones by normal kidneys. Normal blood levels of D-hormones allow efficient regulation of PTH secretion by the parathyroid glands with few side effects.

  . A Potentially Wider Therapeutic Window. We believe that there is indirect evidence that Hectorol has a wider range, or therapeutic window, between a minimum effective dose and a dose with significant side effects than competitive D-hormone therapies. There are currently no direct comparisons of Hectorol to competitive D-hormone therapies in ESRD patients and we have not conducted these studies in any human subjects. Animal studies, however, have demonstrated that Hectorol has fewer side effects than calcitriol or alfacalcidol when delivered at doses of equivalent potency. A wider therapeutic window would facilitate improved individualized patient therapy and reduce episodes of temporary drug withdrawal, thereby improving long-term patient outcome and increasing the ease of patient management and monitoring.

Our Strategy

   Our strategy is to develop new D-hormone products and commercialize our two newly approved products, Hectorol Injection and Hectorol Capsules, by:

  . Expanding Our Sales and Marketing Infrastructure. We will continue to develop our internal sales and marketing capabilities to address the over $400 million D-hormone market in the United States for ESRD patients and for related markets that could be effectively addressed with a small, highly targeted sales and marketing effort. We will seek to establish mutually beneficial alliances or marketing agreements with partners who can rapidly penetrate geographic markets and therapeutic areas where we have no current or planned sales presence.

  . Competitively Pricing Hectorol. Recent concerns as expressed in two bills considered in the United States Congress about the costs of D-hormone therapy for ESRD patients may be a catalyst for exploring more cost-effective D-hormone treatments. Hectorol is priced in the United States at a modest premium to the older D-hormone, calcitriol, but below the recently launched D-hormone, paricalcitol. We believe Hectorol's competitive pricing will create interest by third-party payors and facilitate its acceptance in the United States market. Hectorol Injection is priced below a competing product, Zemplar, which is under review by a number of third-party payors due to its significantly higher price without a clearly demonstrated therapeutic advantage compared to other D-hormone treatments. Hectorol Capsules also represent an attractive cost-effective alternative to intravenous D-hormone therapies. While oral D-hormone therapies are not reimbursed by Medicare, they are favored outside of the United States. We are the only United States company with both oral and intravenous D-hormone products and we believe we are well positioned to take advantage of changes in preference for the method of delivery.

  . Expanding the Approved Indications for Hectorol. We plan to seek FDA approval to market Hectorol for secondary hyperparathyroidism in pre-dialysis and elderly osteoporosis patients, as well as for psoriasis and cancers of the prostate, breast and colon. We have completed two Phase III trials with pre-dialysis patients and are planning a Phase II trial in elderly osteoporosis patients suffering from secondary hyperparathyroidism. We currently are conducting Phase II trials in prostate cancer patients and we are planning Phase II trials in psoriasis patients.

  . Developing Additional Product Offerings. We will continue to use our significant research, clinical and regulatory expertise to identify and develop, internally or through licensing from third parties, new D-hormones with improved efficacy and safety for targeted diseases.

Our Products

   We are discovering, developing and commercializing improved vitamin D-hormone therapies to treat a variety of diseases where current treatments are either unavailable or inadequate. Our products have not been compared with competitive D-hormone therapies in clinical studies, but comparative studies in several animal species have demonstrated that our products have a wider range, or therapeutic window, between a minimum effective dose and a dose with significant side effects. These studies compared our products, Hectorol, and/or LR-103, to calcitriol and/or alfacalcidol, and showed that our products are 3- to 30-times less toxic when administered at doses with equivalent potency. We monitored for the same side effects as those affecting pre-dialysis or ESRD patients receiving D-hormone therapy, including hypercalcemia, hyperphosphatemia, and hypercalciuria. Additional animal studies have shown that, unlike Hectorol and LR-103, competitive D-hormone therapies cause significant calcium deposits in the kidneys when delivered in doses equivalent to those used to treat patients. We cannot, however, be certain that additional clinical studies will support our conclusion that Hectorol has a wider therapeutic window than other D-hormone therapies.

   The following table summarizes the status of our products and our product development programs:

                                        Clinical
                                       Development
                                   -------------------
                                           Phase Phase
                      Pre-clinical Phase I  II    III    Filing   Launch
                      ------------ ------- ----- ----- ---------- ------
Secondary
 Hyperparathyroidism
  Hectorol Injection
    Dialysis

  Hectorol Capsules
    Dialysis


    Pre-Dialysis                                       March 2001

    Osteoporosis

Hyperproliferative Diseases
  Hectorol Capsules
    Prostate Cancer
    Psoriasis


  Oral LR-103
    Psoriasis and Cancers

  Oral BCI-202
    Psoriasis


 = Completed
 = In process

 Hectorol Injection

   We developed Hectorol Injection for use in the approximately 250,000 ESRD patients in the United States who undergo hemodialysis three times per week. The FDA approved Hectorol Injection in April 2000 after initially declining to accept our New Drug Application for review. We provided the FDA with supplemental analyses that demonstrated the equivalence of Hectorol Injection and Hectorol Capsules and reinforced the safety and efficacy of Hectorol Injection. Our application included data from two Phase III trials which involved a total of 70 patients and consisted of an eight-week monitoring period in which no D-hormone therapies were given, followed by a 12-week period in which patients received open-label treatment with Hectorol Injection at hemodialysis. The study endpoint for effectiveness was the observed reduction in blood PTH levels and the endpoints for safety were the observed rates of hypercalcemia and hyperphosphatemia. In both trials, after 12 weeks of open-label treatment, blood PTH levels were reduced 40-50%. These reductions were statistically significant (p<0.01). In both studies, blood PTH reached a predetermined optimal range in more than 70% of treated patients. Hectorol Injection normalized blood calcium but also caused infrequent episodes of hypercalcemia and hyperphosphatemia. In April 2000, we obtained FDA approval for Hectorol Injection, and in late August 2000, we began selling the product. The approval was accompanied by a Phase IV commitment to complete a post-approval Phase IV trial in pediatric patients with ESRD by August 2002. If we fail to satisfy this commitment in a timely manner, the FDA could withdraw its existing approval.

 Hectorol Capsules

   Hectorol Capsules are approved for use in the approximately 284,000 ESRD patients in the United States, however, we are only marketing the product to the subgroup of approximately 34,000 ESRD patients who undergo dialysis outside of clinics. In addition, we are conducting clinical trials of Hectorol Capsules to gain FDA approval for use in other larger disease populations. The FDA approved Hectorol Capsules in June 1999 based on the results of two Phase III trials involving a total of 211 subjects. Each trial consisted of an eight-week monitoring period in which no D-hormone therapies were given, followed by a 16-week period in which patients received open-label treatment with Hectorol Capsules at hemodialysis, and an eight-week period in which patients received in a double-blinded randomized fashion continuing treatment with either Hectorol

Capsules or a matching placebo. The study endpoint for effectiveness was the observed reduction in blood PTH levels and the endpoints for safety were the observed rates of hypercalcemia and hyperphosphatemia. In both trials, after 16 weeks of open-label treatment, blood PTH levels were reduced more than 50%. These reductions were statistically significant (p<0.01). In addition, blood PTH reached a pre-determined optimal range in 83% of the treated patients. At the end of the eight additional weeks of blinded treatment, mean blood PTH levels in patients receiving Hectorol Capsules remained approximately 50% below those receiving a matching placebo. Differences in mean blood PTH levels between patients receiving Hectorol Capsules and those receiving placebo treatments were clinically and statistically significant. Hectorol Capsules normalized blood calcium levels but caused infrequent episodes of hypercalcemia and hyperphosphatemia.

   In addition to treating dialysis patients, we are developing Hectorol Capsules to treat pre-dialysis patients and elderly osteoporosis patients with secondary hyperparathyroidism.

     Secondary Hyperparathyroidism in Pre-Dialysis Patients. Secondary hyperparathyroidism begins to develop in patients with modest reductions in kidney function and becomes more severe as ESRD progresses. We estimate that there are at least 600,000 pre-dialysis patients in the United States.

     Evidence from published clinical research suggests that early intervention with D-hormone replacement therapy can slow the progression of secondary hyperparathyroidism in pre-dialysis patients. Rocaltrol is approved in the United States and we believe oral alfacalcidol is used in certain foreign markets to treat pre-dialysis patients. As with their use in dialysis patients, however, these competitive oral products can cause toxic side effects at the doses required for effective treatment and can hasten the onset of dialysis.

     We recently completed two randomized, double blind, placebo-controlled Phase III trials for Hectorol Capsules to treat secondary hyperparathyroidism in pre-dialysis patients. The trials consisted of an eight-week monitoring period in which no D-hormone therapies were given, followed by a 24-week period in which patients were treated with either Hectorol Capsules or a matching placebo. The study endpoint for effectiveness was the observed reduction in blood PTH levels and the endpoints for safety were the observed rates of hypercalcemia, hyperphosphatemia and hypercalciuria, and significant decreases in kidney function. In both studies, Hectorol significantly reduced blood PTH levels relative to a matching placebo, without significant side effects. We intend to use the results from these two trials as the basis for filing with the FDA a supplemental New Drug Application by March 2001, requesting approval to market Hectorol Capsules for secondary hyperparathyroidism in these pre-dialysis patients.

     Secondary Hyperparathyroidism in Elderly Osteoporosis Patients. We plan to further investigate the use of Hectorol Capsules to treat secondary hyperparathyroidism in elderly osteoporosis patients. Of the 16 million people in the United States over the age of 75 years, we estimate that two to four million have secondary hyperparathyroidism associated with osteoporosis. In many elderly individuals, there is reduced responsiveness of the parathyroid glands, the small intestine and muscles to D-hormones. Higher D-hormone levels are needed in the blood of these individuals to control PTH secretion and to maintain both intestinal calcium absorption and muscle strength. Often these individuals develop secondary hyperparathyroidism. Left untreated, the elevated level of PTH in the blood causes bone loss which increases the risk of debilitating fractures. In addition, decreased muscle strength increases the risk of falling, which in turn, further increases the risk of fractures. Fractures often result in disfigurement, decreased mobility and, in some cases, extensive hospitalization and chronic nursing home care.

     In the United States, there are currently no FDA-approved D-hormone therapies to treat patients with osteoporosis, however, D-hormone therapies are approved in Europe, Asia, Australia and other markets. Controlled clinical trials conducted in these markets using oral calcitriol or oral alfacalcidol demonstrated increased or stabilized bone mass and reduced rates of fractures. However, other trials conducted in the United States have produced mixed results, possibly due to the use of inconsistent doses. Higher doses of oral calcitriol produced increases in spinal and total body bone mass, whereas lower doses showed little effect. Lower doses were used in several trials due to the unacceptable frequency of hypercalcemia and hypercalciuria. These results suggest that D-hormone therapies with improved safety profiles may enable more consistent delivery of higher doses for improved therapeutic effects in elderly osteoporosis patients with secondary hyperparathyroidism.

     In 1992, we completed a Phase II trial in the United States to evaluate Hectorol Capsules to treat postmenopausal osteoporosis. We and our corporate collaborators concluded that the data from the trial did not provide a sufficient basis for initiating pivotal Phase III trials with Hectorol Capsules to treat postmenopausal osteoporosis. Based on published reports that D-hormones have efficacy in patients with secondary hyperparathyroidism, we plan to initiate an additional Phase II trial of Hectorol Capsules in elderly osteoporosis patients to treat secondary hyperparathyroidism. We plan to discuss this potential Phase II trial with the FDA within the next six months and to initiate the trial in 2001 if a satisfactory design can be agreed upon with the FDA. Until a satisfactory design can be agreed upon, we cannot determine the duration of the trial.

 Hyperproliferative Diseases

   In addition to having a role in parathyroid function and calcium and phosphorus metabolism, D-hormones have an important role in controlling the development of skin, prostate, breast and colon cells. We are investigating the use of Hectorol Capsules and other improved D-hormone therapies to treat cell growth diseases, or hyperproliferative diseases, involving these cells, including psoriasis, and prostate, breast and colon cancers. Our preliminary studies, as well as research conducted by others, suggest that these cells show substantially reduced growth rates when exposed to D-hormones and D-hormone analogs.

     Psoriasis. We are developing Hectorol in a delayed, sustained release formulation, as an oral D-hormone therapy for psoriasis, a chronic disease that most often affects the skin. Psoriatic lesions are characterized by an abnormal thickening or growth of the skin, usually on the scalp, elbows, knees, and shins. Microscopic examination of these lesions reveals an increased rate of skin cell division, together with a decrease in the time required for these cells to migrate to the skin surface, resulting in thickening or growth of the skin.

     According to the National Psoriasis Foundation, psoriasis affects more than seven million individuals in the United States of which approximately
  1.5 million are being treated by a physician. A similar prevalence rate is observed in Europe. Psoriasis affects people of all ages, with most exhibiting mild or moderate lesions. No cure for psoriasis exists. Dovonex (topical calcipotriol marketed by Bristol-Myers Squibb Company) is a synthetic D-hormone analog of calcitriol and is approved to treat psoriasis in the United States. Dovonex and tacalcitol, another D-hormone analog, are approved to topically treat psoriasis in many countries outside of the United States. Currently, no oral D-hormones are approved to treat psoriasis in the United States.

     Controlled clinical studies have demonstrated that orally administered D-hormones can cause significant improvement in psoriatic lesions reducing, in particular, skin redness, scaling and thickness. In many patients, complete clearing of psoriatic lesions is observed during the course of D-hormone treatment. We plan to conduct a Phase II trial in 2001 to determine the effectiveness of orally delivered Hectorol as a treatment for psoriasis.

     Prostate, Breast and Colon Cancers. We intend to develop Hectorol Capsules or another compound to treat prostate, breast and colon cancers. These cancer cells are similar because they contain specific D-hormone receptors and have shown reductions in cell division rates when treated with D-hormones in vitro. Oncologists consider D-hormones to be promising new treatments for these three cancers, but the frequent side effects observed with D-hormones have inhibited clinical evaluations of this class of compounds. We believe that no D-hormone has received marketing approval for cancer anywhere in the world.

     Prostate cancer has become the most commonly diagnosed tumor in American men. The American Cancer Society (ACS) estimates that in the year 2000, 180,000 men will be diagnosed with, and 32,000 men will die from, prostate cancer. Breast cancer is the second leading cause of death among women in the United States. According to ACS estimates, in the year 2000, 184,000 women will be diagnosed with, and 41,000 women will die from, breast cancer. Colon cancer is the third most common cancer in American men and women. In the year 2000, 94,000 men and women will be diagnosed with, and 48,000 people will die from, colon cancer. The major known risk factors for prostate cancer, namely old age, race, and residence at northern latitudes, are all associated with low blood levels of vitamin D, the natural precursor for D-hormones. Incidence rates for breast and colon cancers also correlate with residence in northern latitudes. Mortality rates for these three cancers increase as exposure to ultraviolet radiation, the principal source of vitamin D in the human body, decreases.

     We completed a Phase I trial in January 1999 in patients with terminal prostate cancer to determine the maximum tolerable dose of Hectorol Capsules without side effects. These patients had diseases which could be monitored by objective imaging techniques while simultaneously evaluating safety endpoints such as hypercalcemia and hyperphosphatemia. Results from this Phase I trial showed that 70% of patients treated for at least 12 weeks were free of disease progression. We are currently conducting a Phase II trial in terminal prostate cancer patients. Preliminary results indicate that six of the 13 evaluated patients treated with Hectorol Capsules became free of disease progression for at least six months. We have enrolled an additional 13 patients in this trial. If the results of this trial remain significant at the end of 2001, we plan to initiate Phase III trials using Hectorol Capsules in patients with prostate cancer. We have not yet initiated Phase II trials in patients with breast or colon cancer.

 LR-103 and BCI-202

   We are investigating the use of LR-103, BCI-202 and other research compounds in pre-clinical studies to evaluate them to treat psoriasis and prostate, breast and colon cancers. LR-103 is a naturally occurring D-hormone that is produced by the kidneys from vitamin D. LR-103 is one of the D-hormones produced from Hectorol.

   Hectorol's chemical structure differs from calcitriol and alfacalcidol only in a few areas. Results from animal studies indicate that Hectorol shows a 3-to-15-fold lower incidence of toxic side effects compared to calcitriol and alfacalcidol at doses having equivalent potency. Consequently, we synthesized and examined a series of compounds related to Hectorol in which chemical structural changes were systematically made to these areas. From this research, we determined that Hectorol is activated, in part, to LR-103, whereas calcitriol and alfacalcidol cannot be so activated.

   We have since synthesized LR-103 and closely related analogs and have studied their pharmacological properties in biological models in collaboration with the USDA. LR-103 is as potent as Hectorol, calcitriol and alfacalcidol, but is 30 times less likely than calcitriol and alfacalcidol to cause toxic side effects. In addition, we have observed that LR-103 inhibits growth of skin cells as well as breast and colon cancer cells. Most importantly, LR-103 is readily absorbed after oral delivery and circulates through the bloodstream to tissues which respond to D-hormones. LR-103 currently is in the late stages of pre-clinical research and we plan to begin Phase I clinical studies with LR-103 in calendar 2001.

   BCI-202 is a novel pro-hormone that is metabolized to LR-103. This promising pharmaceutical candidate is in an early stage of pre-clinical development. We cannot be certain that future studies will yield safe and effective results that warrant continued development.

Sales and Marketing

   Hectorol Capsules, which we commercially introduced in October 1999 and Hectorol Injection, which we commercially introduced in late August 2000, are currently being marketed for ESRD patients in the United States by our direct sales force. We believe that the ESRD market in the United States is well defined and therefore, is suited for a highly focused, direct sales and marketing effort. In addition, we believe that our pricing strategy balances the physicians' focus on patient care with dialysis clinics' desire for greater profit and third-party payors' desire to control treatment costs.

   We are directing our marketing efforts to the following key decision makers:

  . Nephrologists. The nephrologist is the physician responsible for the care of patients diagnosed with early and end-stage renal disease. This care includes delivering D-hormone replacement therapy, which may be administered based on protocols developed in conjunction with the dialysis clinics. We estimate that in the United States there are approximately 5,100 nephrologists caring for 284,000 dialysis patients and over 600,000 pre-dialysis patients.

  . Dialysis Clinics. The nephrologist is generally associated with a clinic that performs dialysis procedures. In the United States, a limited number of large corporations control the majority of these clinics with the largest eight corporations controlling more than 66% of in-center dialysis facilities and the largest three controlling over 50% of all in-center dialysis facilities. Generally these clinics bill for services provided to ESRD patients, including D-hormone therapy. These clinics work with the nephrologist to maximize both the quality of patient care and profits.

  . Third-Party Payors. Dialysis clinics who administer intravenous D-hormones seek reimbursement from third-party payors who generally are either insurance companies or governmental agencies, including Medicare and Medicaid. These payors set reimbursement levels for products and services which the clinics provide to dialysis patients. Payors, including the United States government, have increasingly focused on containing costs, which has impacted the reimbursement of various products and, in turn, affected clinical use of certain products. For example, some payors' reduction in reimbursement levels for Calcijex (intravenous calcitriol), which take effect on October 1, 2000, may drive dialysis clinics currently using Calcijex toward alternative D-hormone products with more favorable reimbursement. We are positioning both Hectorol Capsules and Hectorol Injection as safe, effective and attractively priced products, and our strategy is to establish Hectorol products as preferred D-hormone therapies. Currently, oral D-hormone products are not reimbursed for use by hemodialysis patients. However, given payors' focus on cost containment, we believe that oral therapies represent an attractive, cost-effective alternative to more expensive intravenous therapies.

   During the last six months, we accelerated the growth of our direct sales and marketing organization. As of October 6, 2000, the organization consisted of 31 people, including a Vice President-Sales and Marketing, a Marketing Director and 23 direct sales people. In addition, we have hired a group of certified nephrology nurses to assist in using Hectorol. We intend to allocate significantly greater resources to our sales and marketing organization to support the commercialization of Hectorol. We intend to expand our direct sales force to 30 people by December 2000 and to hire additional nephrology nurses. Additionally, we will seek to establish mutually beneficial alliances or marketing agreements with partners who can access geographic markets and therapeutic areas where we have no current or planned sales presence.

   Hectorol is distributed to patients and dialysis centers through both direct and traditional wholesale and retail channels. We have contracted for selected administrative and distribution services from a third-party company having a proven record of providing services to wholesale and retail customers in the continental United States, Hawaii and Puerto Rico.

Competition

   We operate in a field in which new discoveries occur at a rapid pace. Competitors may succeed in developing technologies or products that are more effective than ours or in obtaining regulatory approvals for their drugs more rapidly than we are able to, which could render our products obsolete or noncompetitive. Competition is intense and is expected to continue to increase. Many competitors, including biotechnology and pharmaceutical companies, are actively engaged in the research and development of products in similar areas, including the fields of hyperparathyroidism, osteoporosis, and prostate, breast and colon cancer.

   A number of pharmaceutical and biotechnology companies are developing new products for the treatment of the same diseases we have targeted. Abbott Laboratories, Inc. markets intravenous calcitriol (Calcijex) and Roche Pharmaceuticals markets oral calcitriol (Rocaltrol). These drugs are approved to manage secondary hyperparathyroidism in kidney dialysis patients in the United States and in European countries. Abbott Laboratories, Inc. received marketing approval from the FDA in April 1998 for intravenous paricalcitol (Zemplar), a new D-hormone analog to treat secondary hyperparathyroidism in kidney dialysis patients. Roche Pharmaceuticals markets oral calcitriol (Rocalctrol) in the United States to manage secondary hyperparathyroidism in pre-dialysis and ESRD patients. A number of companies, including Leo Pharmacuetical Products A/S, TEVA Pharmaceuticals and Chugai Pharmaceutical Company Co., Ltd., market oral or intravenous alfacalcidol, a synthetic analog of calcitriol, in Europe and Asia under various trade names for both secondary hyperparathyroidism and osteoporosis. Other companies, including Amgen, Inc. and NPS Pharmaceuticals, Inc., also are developing new therapies to manage secondary hyperparathyroidism in kidney dialysis patients in the United States and foreign markets. Leo Pharmaceutical Products A/S and ILEX Oncology, Inc. are developing D-hormone therapies to treat cancers. Leo Pharmaceutical Products A/S, Bristol-Myers Squibb Company and other companies are marketing a topical D-hormone (Dovonex) in major markets of the world to treat psoriasis. Teijin Limited is marketing topical tacalcitol to treat psoriasis outside the United States.

Intellectual Property

   Our success will depend in part on our ability to develop patentable products and technologies and obtain patent protection for our products and technologies both in the United States and other countries. We currently have 42 issued patents and 91 pending applications worldwide. We have several United States patents covering the use of Hectorol for the prevention and treatment of secondary hyperparathyroidism and metabolic bone disease, including renal osteodystrophy. Patents covering secondary hyperperathyroidism begin to expire in 2010. Patents covering metabolic bone disease begin to expire in 2009.

   A corresponding patent for the use of Hectorol to prevent and manage secondary hyperparathyroidism in kidney dialysis patients is pending before the European and Japanese patent offices. If issued, both patents would expire in 2016. A corresponding patent for the use of Hectorol to prevent and treat metabolic bone disease has been issued by the European Patent Office and expires in 2009. Patent applications for similar coverage are pending in other countries.

   We also own United States patents for the use of Hectorol for treating prostate cancer that expire in 2013. We have filed counterpart patent applications in Europe and other geographic markets, including Japan that expire in 2017. We own United States patents for delayed sustained release formulations of Hectorol as a treatment for psoriasis. Foreign counterpart applications are also pending in Europe, Japan and other major markets. The psoriasis related patents expire in 2013.

   The issued composition of matter patent covering Hectorol has expired. Our issued patents and pending patent applications relating to Hectorol are method-of-use patents. A method-of-use patent encompasses the use of a compound or composition to treat a specified condition but does not encompass the compound itself, the active ingredient used in the composition or composition itself, or the method of making the composition or the compound used in the composition. Method-of-use patents provide less protection than composition of matter patents because of the possibility of off-label or authorized uses if other companies market or make the compound for other uses.

   We have a license from the Wisconsin Alumni Research Foundation to practice several of their process patents for the synthesis of Hectorol. Under this license, which extends at least through July 2, 2013 and terminates upon the expiration of the last licensed patent, the Wisconsin Alumni Research Foundation has agreed not to license to other parties the patents to manufacture Hectorol for use or sale anywhere in the world as long as the license agreement is in effect and we pay royalties based on Hectorol sales. We also have our own patent in the United States for methods of synthesizing Hectorol and patent applications pending in other geographic markets, including Japan.

   We have granted Draxis Health Inc. a license to use and sell Hectorol in Canada for secondary hyperparathyroidism, osteoporosis and other metabolic bone diseases. We also have granted Draxis a license in Canada to all know-how developed by or on behalf of us relating to the use of Hectorol for those indications. Draxis entered into the license agreement in 1990 and paid Bone Care $100,000 for the rights to treat secondary hyperparathyroidism and metabolic bone disease with Hectorol in Canada. The agreement does not include royalty payments and expires upon the expiration date of the last to expire of the Canadian patents which is 2016.

   We own issued patents and have pending patent applications in the United States and other countries relating to other D-hormones. Our patents and pending applications include claims to compounds, compositions, methods of synthesizing the compounds and compositions, methods of use and methods of delivery of active D-hormone and D-hormone analogs.

   We and the USDA jointly own rights to LR-103 under issued patents and pending patent applications. The USDA has granted to us an exclusive worldwide license to make, use and sell products covered under their rights. If we do not commercialize these products by April 7, 2002, the USDA may modify or terminate the license. We will, however, retain co-marketing rights under these patents. This license terminates upon the expiration of the last licensed patent.

   In addition to patent protection, we also rely on proprietary information and trade secrets. We require our employees, consultants, and advisors to execute confidentiality agreements upon commencement of an employment or a consulting relationship with us.

Manufacturing

   We have no internal manufacturing capabilities. We have contracted and intend to contract with others to produce active pharmaceutical ingredients and for the subsequent manufacturing and packaging of finished drug products. We purchase the active ingredient Hectorol from an FDA-inspected and approved supplier. We believe this FDA-inspected and approved supplier and other suppliers can produce Hectorol in a quantity sufficient to support commercialization of our finished drug products. We use several FDA-inspected manufacturers to produce, formulate and package Hectorol as finished drug products, including capsules suitable for oral delivery and solutions suitable for intravenous delivery.

   All of our suppliers have FDA-inspected facilities that operate under current Good Manufacturing Practices regulations established by the FDA. These regulations govern all stages of the drug manufacturing process, and are intended to assure that drugs produced will have the identity, strength, quality and purity represented in their labeling for all intended uses. If we were to establish our own manufacturing facility, we would need additional funds and would have to hire and train additional personnel and comply with the extensive regulations applicable to the facility. We believe our relationships with our suppliers are good.

Government Regulation

   Pharmaceutical products are subject to extensive regulation under the Federal Food, Drug and Cosmetic Act by the FDA in the United States and similar health authorities in foreign countries. This rigorous regulation governs, among other things, testing for safety and effectiveness, manufacturing, labeling, storage, recordkeeping, import, export, advertising, marketing and distribution of pharmaceutical products. Any new drug candidate must undergo lengthy, rigorous and costly pre clinical testing, clinical trials and other procedures mandated by the FDA and foreign regulatory authorities prior to approval for sale.

   Before testing agents with potential therapeutic value in healthy human test subjects, stringent government requirements for pre clinical data must be satisfied. The data, obtained from studies in several animal species, as well as from laboratory studies, are submitted in an investigational New Drug Application to the FDA or its equivalent in countries outside the United States where clinical studies are to be conducted. Pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

   Clinical trials are typically conducted in three sequential phases, although these phases may overlap. Phase I frequently begins with initial introduction of the compound into healthy human subjects. Prior to patient introduction, the product is tested for safety, adverse affects, dosage, tolerance, absorption, metabolism, excretion and clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population which suffers from the targeted illness at geographically dispersed study sites to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the investigational New Drug Application.

   Data from pre-clinical and clinical trials are submitted to the FDA as a New Drug Application for marketing approval and to other health authorities as a marketing authorization application. The process of completing clinical trials for a new drug is likely to take a number of years and requires the expenditure of substantial resources. Preparing a New Drug Application or marketing authorization application involves considerable data collection, verification, analysis and expense. There can be no assurance that the FDA, or any other health authority, will grant approval on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA or other health authorities may deny a New Drug Application or marketing authorization application if the authority's regulatory criteria are not satisfied or may require additional testing or information.

   Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety. Additional studies will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and may be required for Hectorol Injection and Hectorol Capsules. Also, the FDA or other regulatory authorities may require post-marketing reporting to monitor the side effects of the drug. Results of post-marketing programs may limit or expand marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes will be required to be submitted to the FDA or other regulatory authority.

   The manufacture and marketing of Hectorol is subject to ongoing regulation, including compliance with the FDA's current Good Manufacturing Practices, adverse event reporting requirements and the FDA's general prohibitions against promoting products for "off-label" uses, or uses not listed on the FDA-approved labeling. We also are subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure to comply with these requirements could affect the manufacture and marketing of Hectorol. In addition, the FDA could withdraw a previously approved product from the market upon receipt of new information.

   Before our products can be marketed outside of the United States, they are subject to regulatory approval similar to FDA requirements in the United States, although the requirements governing the conduct of clinical trials and other premarket approval requirements vary widely from country to country, and the time spent in gaining approval varies from that required for FDA approval. FDA approval does not assure approval by other regulatory authorities and we cannot predict whether foreign regulatory approvals will be granted. In some countries, the sales price of a drug product must also be approved. The pricing review period often begins after market approval is granted. Even if a foreign regulatory authority approves any of our products, we cannot predict whether satisfactory prices for our products will be approved.

   We must also comply with numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, current Good Laboratory Practices, current Good Manufacturing Practices and the experimental use of animals. We cannot predict the extent of governmental regulation or the impact of new governmental regulations which might have an adverse effect on the discovery, development, production and marketing of our products, and require us to incur significant costs to comply with the regulations.

   Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials, and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our financial resources. We believe we comply in all material respects with applicable environmental laws and regulations.

   Completing the multitude of steps necessary before marketing a new drug or obtaining a new indication for Hectorol requires the expenditure of considerable resources and a lengthy period of time. Delay or failure in obtaining the required approvals, clearances or permits by us, our corporate partners or our licensees would have a material adverse effect on our ability to generate sales or royalty revenue. The impact of new or changed laws or regulations cannot be predicted with any accuracy.

Employees

   As of October 6, 2000, we had 65 full-time employees, including 23 in research and development, 31 in sales and marketing and 11 in administration. Four of our employees have Ph.D. degrees. None of our employees are represented by a union and we consider our employee relations to be good.

Properties

   We currently lease approximately 12,000 square feet of office and laboratory space in Madison, Wisconsin. This lease expires on January 10, 2001. We have entered into a lease for a new facility which has approximately 34,000 square feet of office and laboratory space in Middleton, Wisconsin. The new lease begins in December 2000 and expires in December 2005. We believe our facilities are adequate to meet our needs for the foreseeable future.

Legal Proceedings

   We may be a defendant from time to time in actions arising out of our ordinary business operations. There are no material legal proceedings pending.

                                   MANAGEMENT

Executive Officers and Directors

   The following table lists members of our board of directors and our executive officers, with the position held by each and their ages as of October 6, 2000:

              Name              Age                   Position(s)
   ---------------------------  --- -----------------------------------------------
   Richard B. Mazess, Ph.D....  61  Chairman of the Board

   Charles W. Bishop, Ph.D....  49  President, Chief Executive Officer and Director

   Robert A. Beckman..........  46  Acting Vice President-Finance, Director

   Dale W. Gutman.............  47  Vice President-Finance

   Paul V. Peterson...........  49  Vice President-Sales and Marketing

   Charles R. Klimkowski, CFA.  65  Director

   Martin Barkin, M.D.........  64  Director

   Richard B. Mazess, Ph.D. Dr. Mazess, our founder, has served as a director since 1984. Dr. Mazess served as President from our inception in 1984 through February 1996, and has served as our Chairman of the Board since February 1996. Dr. Mazess was President and a director of Lunar Corporation prior to its sale in August 2000. Lunar developed and sold x-ray and ultrasound bone densitometers for the diagnosis and monitoring of osteoporosis and other metabolic bone diseases. Dr. Mazess became Professor Emeritus of Medical Physics at the University of Wisconsin-Madison in 1985 and has been on the faculty of the Department of Medical Physics since 1968.

   Charles W. Bishop, Ph.D. Dr. Bishop joined us in 1987 as Project Director and was named Vice President in 1990, and President and Chief Executive Officer in February 1996. Dr. Bishop has been a director since 1989. Dr. Bishop received a Ph.D. degree in Nutritional Biochemistry from Virginia Polytechnic Institute and completed a four-year National Institutes of Health Postdoctoral Fellowship in Vitamin D Biochemistry at the University of Wisconsin-Madison.

   Robert A. Beckman. Mr. Beckman has been a director since 1989 and was Vice President of Finance for the period May 1996 through November 1996. Mr. Beckman had been Vice President of Finance for Lunar since 1987 prior to its sale in August 2000. Mr. Beckman currently is our Acting Vice President-Finance during Mr. Gutman's convalescence.

   Dale W. Gutman. Mr. Gutman joined us in December 1996 as Vice President-Finance. From 1986 to December 1996, Mr. Gutman served as Vice President and Corporate Controller of the Chas. Levy Company, a distributor of magazines and books to independent and mass market retailers throughout the United States. Mr. Gutman is convalescing well from a serious automobile accident in December 1999, during which time Mr. Beckman is serving as our Acting Vice President-Finance.

   Paul V. Peterson. Mr. Peterson joined us in April 1998 as Vice President-Sales and Marketing. From 1973 to March 1998, Mr. Peterson served in a variety of sales and marketing positions of increasing responsibility with Pharmacia & Upjohn, Inc., a pharmaceutical company, where he last served as Director of Sales, United States Peptide Hormones.

   Charles R. Klimkowski, CFA. Mr. Klimkowski has been a director since March 1999. Prior to his retirement in 1998, Mr. Klimkowski served as Executive Vice President and Director and formerly as Chief Operating Officer and Director of Investments of ABN AMRO Asset Management (USA) Inc. and The Chicago Corporation. Mr. Klimkowski was employed by The Chicago Corporation from 1980 until its acquisition by ABN AMRO.

   Martin Barkin, M.D. Dr. Barkin has been a director since 1993. Dr. Barkin has been President and Chief Executive Officer of Draxis Health Inc., a pharmaceutical company, since 1992. Dr. Barkin formerly was a partner and National Practice Leader for Health Care at KPMG Canada, independent certified public accounting firm, from 1991 to 1992, and Deputy Minister of Health for the Province of Ontario from 1987 to 1991. Dr. Barkin is also a director of Novopharm Biotech, Inc.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 6, 2000 and as adjusted to reflect the completion of this offering by:

  . each of our directors and executive officers;

  . all of our directors and executive officers as a group; and

  . each person who is known by us to own beneficially more than five percent of the outstanding shares of the common stock.

   Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person include shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 6, 2000.

                                  Shares Beneficially     Shares Beneficially
                                  Owned Prior to the        Owned After the
                                       Offering                Offering
                                  ----------------------- -----------------------
Name                                Number     Percent      Number     Percent
----                              ------------ ---------- ------------ ----------
Richard B. Mazess, Ph.D. (1).....    3,110,710     27.2%     3,210,710     21.5%
T. Rowe Price Associates, Inc.
 (2).............................    1,037,000      9.1      1,037,000      7.2
State of Wisconsin Investment
 Board (3).......................    2,148,000     18.7      2,148,000     14.9
Robert W. Baird & Co.,
 Incorporated (4)................      638,330      5.6        638,330      4.4
Martin Barkin, M.D. (5)..........       18,000        *         18,000        *
Robert A. Beckman (6)............       75,146        *         75,146        *
Charles W. Bishop, Ph.D. (7).....      148,627      1.3        148,627      1.0
Dale W. Gutman (8)...............       15,000        *         15,000        *
Charles R. Klimkowski, CFA (9)...       50,500        *         50,500        *
Paul V. Peterson (10)............       14,000        *         14,000        *
                                  ------------  -------   ------------  -------
All directors and executive
 officers as a
 group (7 persons) (11)..........    3,431,983     29.3%     3,531,983     24.0%

--------
* less than 1%

(1) Includes 1,601,950 shares of common stock held by Dr. Mazess in joint tenancy with his wife and 587,500 shares of common stock held by Dr. Mazess as custodian for his daughters and 100,000 shares which Dr. Mazess intends to purchase in this offering.

(2) Based on Amendment No. 3 to Schedule 13G dated February 12, 2000, furnished to us, T. Rowe Price Associates, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, had sole voting power with respect to 52,000 shares of common stock and had sole dispositive power with respect to 1,037,000 shares of common stock, and T. Rowe Price Small-Cap Value Fund, Inc., an investment company registered under Section 8 of the Investment Company Act of 1940, had sole voting power with respect to 900,000 shares of common stock and sole dispositive power with respect to no shares of common stock. T. Rowe Price Associates, Inc.'s address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(3) Based on Amendment No. 2 to Schedule 13G dated February 10, 2000, furnished to us, the State of Wisconsin Investment Board had sole voting power with respect to 2,148,000 shares of common stock and sole dispositive power with respect to 2,148,000 shares of common stock. The State of Wisconsin Investment Board's address is P. O. Box 7842, Madison, Wisconsin 53707.

(4) Based on the initial Schedule 13G dated February 14, 2000, furnished to us, Robert W. Baird & Co. Incorporated, an investment adviser in accordance with Section 240.13d-1(b)(ii)(E), had sole voting power with respect to 5,000 shares of common stock and sole dispositive power of 638,330 shares of common stock. Robert W. Baird & Co. Incorporated's address is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(5) Includes 18,000 shares of common stock issuable within 60 days upon exercise of stock options.

(6) Includes 62,800 shares of common stock issuable within 60 days upon exercise of stock options.

(7) Includes 6,000 shares of common stock held by Dr. Bishop in joint tenancy with his wife, 2,800 shares of common stock held by Dr. Bishop's wife in custody for their children, and 120,000 shares of common stock issuable within 60 days upon exercise of stock options.

(8) Includes 12,000 shares of common stock issuable within 60 days upon exercise of stock options.

(9) Includes 20,500 shares of common stock issuable within 60 days upon exercise of stock options.

(10) Includes 14,000 shares of common stock issuable within 60 days upon exercise of stock options.

(11) Includes 242,300 shares of common stock issuable within 60 days upon exercise of stock options.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The market price of our common stock could decline due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

   After this offering, 14,456,668 shares of common stock will be outstanding, 14,906,668 shares if the underwriters exercise their over-allotment options from us in full. All of the shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act.

   We and our officers and directors have entered into lock-up agreements pursuant to which we and they have agreed, subject to some exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rule 144 as described below:

   Number of shares     Date of eligibility for resale into public market
   ---------------- ----------------------------------------------------------
      3,284,683     90 days after the date of this prospectus upon expiration
                    of lock-up agreements our officers and directors have with
                    Prudential Securities Incorporated.

   In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of common stock and

  . the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

   In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of ours at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

                                  UNDERWRITING

   We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, U.S. Bancorp Piper Jaffray Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                       Number
Underwriters                                                          of Shares
------------                                                          ---------
 Prudential Securities Incorporated..................................
 U.S. Bancorp Piper Jaffray Incorporated.............................
 Robert W. Baird & Co. Incorporated..................................
                                                                      ---------
  Total.............................................................. 3,000,000
                                                                      =========

   The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 450,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

   The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession not in excess of $ per share and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions.

   We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                     Total Fees
                                     -------------------------------------------
                              Fee     Without Exercise of    Full Exercise of
                           Per Share Over-Allotment Option Over-Allotment Option
                           --------- --------------------- ---------------------
Fees paid by us...........   $             $                     $

   In addition, we estimate that we will spend approximately $       in
expenses for this offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

   We, our officers and directors have entered into lock-up agreements with Prudential Securities Incorporated pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement.

   Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

  . Create a syndicate short position by making short sales of our common stock and may purchase our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Short sales can be either "covered" or "naked". "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A "naked" short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Stabilizing and short covering: Stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. Prudential Securities Incorporated, on behalf of the underwriters, may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market and must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, Prudential Securities Incorporated, on behalf of the underwriters, will consider, among other things, the price of shares available for purchase in the open market as compared to the price shares may be purchased through the over-allotment option. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

  . Penalty bids permitting representatives to reclaim concessions from a syndicate member of the shares purchased in the stabilizing or short covering transactions.

   These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until such time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

   Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

  . the Public Offers of Securities Regulations 1995,

  . the Financial Services Act 1986, and

  . the Financial Services Act 1986 (Investment Advertisements) (Exemptions)
    Order 1996 (as amended).

   Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisorsm, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors. We are not aware of any means of distributing or delivering the prospectus other than by hand or by mail.

   We have been advised that Richard B. Mazess, the Chairman of the Board, who in the aggregate beneficially owns 27.2% of our common stock prior to this offering, intends to purchase in this offering, at the public offering price, 100,000 shares of common stock having an aggregate purchase price of $ million.

                                 LEGAL MATTERS

   Certain legal matters in connection with the offering will be reviewed for us by Sidley & Austin, Chicago, Illinois and, with respect to certain patent matters, by Michael Best & Friedrich LLP, Madison, Wisconsin. The validity of the shares of common stock we are offering will be passed upon for us by Michael Best & Friedrich LLP, Milwaukee, Wisconsin. Certain legal matters will be passed upon by the underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

   The financial statements of Bone Care included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

   Arthur Andersen LLP's report dated August 4, 2000 contains an explanatory paragraph with respect to the uncertainty regarding Bone Care's ability to continue as a going concern as discussed in Note 1 to the financial statements.

   KPMG LLP's ("KPMG") report dated August 6, 1999 contains an explanatory paragraph with respect to the uncertainty regarding Bone Care's ability to continue as a going concern as discussed in Note 1 to the financial statements. Bone Care has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG's consent to the inclusion of its audit report on Bone Care's past financial statements included in this registration statement.

                             AVAILABLE INFORMATION

   We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

   This prospectus is part of the registration statement and does not contain all of the information included in the registration statement and all of its exhibits, certificates and schedules. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

   You may read and copy our registration statement and all of its exhibits and schedules at the following SEC public reference rooms:

 450 Fifth Street, N.W.    Seven World Trade Center        Citicorp Center
     Judiciary Plaza              Suite 1300           500 West Madison Street
        Room 1024             New York, NY 10048             Suite 1400
  Washington, DC 20549                                    Chicago, IL 60601

   You may obtain information on the operation of the SEC public reference room in Washington, DC by calling the SEC at 1-800-SEC-0330. You may also inspect and copy the complete registration statement and other information at the offices of the Nasdaq Stock Market located at 1735 K Street, N.W., Washington, DC 20006-1500.

   The registration statement is also available from the SEC's web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issues that file electronically.

                             ADDITIONAL INFORMATION

   The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and should be read with the same care.

Later information that we file with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. We have filed with the SEC and incorporate by reference the documents below:

  1. Our Annual Report on Form 10-K for the fiscal year ended June 30, 2000, as amended October 17, 2000; and

  2. The "Description of Common Stock" contained in our Registration Statement on Form 10 filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

   All reports and other documents that we file under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this prospectus from the date of the filing of the reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modified or supersedes that statement. Any statement that is modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   You may request a free copy of any of these filings by writing or telephoning us at the following address or telephone number:

                         Bone Care International, Inc.
                               One Science Court
                            Madison, Wisconsin 53711
               Attention: Dale W. Gutman, Vice President-Finance
                        Telephone Number: (608) 236-2500

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants .................................  F-2

Report of Independent Public Accountants..................................  F-3

Balance Sheets at June 30, 1999 and 2000..................................  F-4

Statements of Operations for the Years Ended June 30, 1998, 1999 and 2000.  F-5

Statements of Shareholders' Equity for the Years Ended June 30, 1998, 1999
 and 2000.................................................................  F-6

Statements of Cash Flows for the Years Ended June 30, 1998, 1999 and 2000.  F-7

Notes to the Financial Statements.........................................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Bone Care International, Inc.:

   We have audited the accompanying balance sheet of Bone Care International, Inc. (a Wisconsin corporation) as of June 30, 2000, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Bone Care International, Inc. as of June 30, 1999 and 1998, were audited by other auditors whose report dated August 6, 1999, on those statements included an explanatory paragraph with respect to the Company's ability to continue as a going concern.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bone Care International, Inc as of June 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
August 4, 2000

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Bone Care International, Inc.:

   We have audited the accompanying consolidated balance sheets of Bone Care International, Inc. and subsidiary (Bone Care) as of June 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended June 30, 1999. These consolidated financial statements are the responsibility of Bone Care's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bone Care International, Inc. and subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

   The accompanying consolidated financial statements have been prepared assuming that Bone Care will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, Bone Care has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Chicago, Illinois
August 6, 1999

                         BONE CARE INTERNATIONAL, INC.

                                 BALANCE SHEETS

                             June 30, 1999 and 2000

                          ASSETS                               1999         2000
                          ------                            -----------  -----------

Current assets:
  Cash and cash equivalents...............................  $ 7,313,551  $ 4,735,780
  Marketable securities...................................          --     4,972,175
  Accounts receivable.....................................          --        29,481
  Inventories.............................................    1,119,262      639,271
  Other current assets....................................      110,017      229,438
                                                            -----------  -----------
      Total current assets................................    8,542,830   10,606,145
Property, plant, and equipment--at cost:
  Leasehold improvements..................................       97,319      115,532
  Furniture and fixtures..................................      101,144      102,482
  Machinery and other equipment...........................      579,008      920,699
                                                            -----------  -----------
                                                                777,471    1,138,713
  Less--Accumulated depreciation and amortization.........      467,879      692,525
                                                            -----------  -----------
                                                                309,592      446,188
Patent fees, net of accumulated amortization of $645,013
 at June 30, 1999 and $810,401 at June 30, 2000...........      862,645      958,980
Excess of cost over fair value of net assets acquired, net
 of accumulated amortization of $821,856 at June 30, 1999
 and $911,304 at June 30, 2000............................      538,061      448,613
Other noncurrent assets...................................       50,133          --
                                                            -----------  -----------
                                                            $10,303,261  $12,459,926
                                                            ===========  ===========

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------

Current liabilities:
  Accounts payable........................................  $   202,686  $   400,949
  Accrued liabilities--
    Accrued clinical study and research costs.............      171,988      213,718
    Compensation payable..................................       43,311      137,261
    Due to customers......................................          --       409,655
    Other.................................................       43,477      151,617
  Deferred income.........................................      125,000       63,539
                                                            -----------  -----------
      Total current liabilities...........................      586,462    1,376,739
Shareholders' equity:
  Preferred stock--authorized 2,000,000 shares of $.001
   par value; none issued.................................          --           --
  Common stock--authorized 28,000,000 shares of no par
   value: issued and outstanding 10,173,396 and 11,456,668
   at June 30, 1999 and 2000, respectively................   11,393,883   11,393,883
  Additional paid-in capital..............................   14,119,761   25,299,954
  Accumulated deficit.....................................  (15,796,845) (25,602,090)
  Accumulated other comprehensive income (loss)...........          --        (8,560)
                                                            -----------  -----------
      Total shareholders' equity..........................    9,716,799   11,083,187
                                                            -----------  -----------
                                                            $10,303,261  $12,459,926
                                                            ===========  ===========

                 See accompanying notes to financial statements

                         BONE CARE INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS

                    Years ended June 30, 1998, 1999 and 2000

                                           1998         1999          2000
                                        -----------  -----------  ------------
Revenues............................... $       --   $       --   $    384,737
Operating expenses:
  Cost of sales........................         --           --        102,834
  Inventory write-off..................         --           --        400,000
  Research and development.............   3,932,008    3,455,401     4,048,608
  Marketing and administrative.........     898,274    2,854,785     6,281,614
                                        -----------  -----------  ------------
                                          4,830,282    6,310,186    10,833,056
                                        -----------  -----------  ------------
    Loss from operations...............  (4,830,282)  (6,310,186)  (10,448,319)
Interest income........................     340,349      533,571       655,574
                                        -----------  -----------  ------------
    Loss before income tax.............         --           --     (9,792,745)
Income tax expense.....................         --           --         12,500
                                        -----------  -----------  ------------
    Net loss........................... $(4,489,933) $(5,776,615) $ (9,805,245)
                                        ===========  ===========  ============
Net loss per common share--basic and
 diluted............................... $     (0.51) $     (0.57) $      (0.89)
                                        ===========  ===========  ============

                See accompanying notes to financial statements.

                         BONE CARE INTERNATIONAL, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                    Years ended June 30, 1998, 1999 and 2000

                                                                           Accumulated
                                                Additional                    Other
                         Number of    Common      paid-in   Accumulated   Comprehensive
                           shares      stock      capital     deficit     Income (Loss)     Total
                         ---------- ----------- ----------- ------------  -------------  -----------
Balance at June 30,
 1997...................  8,722,382 $11,393,883 $ 3,555,925 $ (5,530,297) $        --    $ 9,419,511
  Issuance of shares
   under stock option
   plan.................     86,424         --      192,403          --            --        192,403
  Issuance of stock
   awards...............        150         --          --           --            --            --
  Net loss for the year
   ended June 30, 1998..        --          --          --    (4,489,933)          --     (4,489,933)
                         ---------- ----------- ----------- ------------  ------------   -----------
Balance at June 30,
 1998...................  8,808,956  11,393,883   3,748,328  (10,020,230)          --      5,121,981
  Issuance of shares
   under stock option
   plan.................     38,440         --      101,499          --            --        101,499
  Issuance of common
   stock................  1,326,000         --   10,269,934          --            --     10,269,934
  Net loss for the year
   ended June 30, 1999..        --          --          --    (5,776,615)          --     (5,776,615)
                         ---------- ----------- ----------- ------------  ------------   -----------
Balance at June 30,
 1999................... 10,173,396  11,393,883  14,119,761  (15,796,845)          --      9,716,799
  Net loss for the year
   ended June 30, 2000..        --          --          --    (9,805,245)          --     (9,805,245)
  Unrealized loss on
   marketable
   securities...........        --          --          --           --         (8,560)       (8,560)
                                                                                         -----------
  Total comprehensive
   (loss)...............        --          --          --           --            --     (9,813,805)
  Issuance of shares
   under stock option
   plan ................     54,114         --      204,583          --            --        204,583
  Issuance of stock
   awards...............        100         --          --           --            --            --
  Issuance of common
   stock................  1,229,058         --   10,975,610          --            --     10,975,610
                         ---------- ----------- ----------- ------------  ------------   -----------
Balance at June 30,
 2000................... 11,456,668 $11,393,883 $25,299,954 $(25,602,090) $     (8,560)  $11,083,187
                         ========== =========== =========== ============  ============   ===========


                See accompanying notes to financial statements.

                         BONE CARE INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS

                    Years ended June 30, 1998, 1999 and 2000

                                            1998         1999         2000
                                         -----------  -----------  -----------
Cash flows from operating activities:
  Net loss.............................. $(4,489,933) $(5,776,615) $(9,805,245)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities--
    Depreciation and amortization.......     309,781      402,263      637,809
    Inventory write-off.................         --           --       400,000
    Loss on disposal of fixed assets....      16,703          --           --
    Changes in assets and liabilities--
      Accounts receivable...............         --           --       (29,481)
      Inventories.......................    (176,935)    (889,762)      79,991
      Other current assets..............     (50,162)     (59,855)    (119,421)
      Other noncurrent assets...........     (75,265)      25,132       50,133
      Accounts payable..................     (81,860)     143,101      198,263
      Accrued liabilities...............     292,210     (372,934)     653,475
      Deferred income...................         --       125,000      (61,461)
                                         -----------  -----------  -----------
        Net cash used in operating
         activities.....................  (4,255,461)  (6,403,670)  (7,995,937)
                                         -----------  -----------  -----------
Cash flows from investing activities:
  Purchase of marketable securities,
   net..................................         --           --    (4,980,735)
  Purchase of property, plant and
   equipment............................    (332,174)    (157,329)    (361,242)
  Patent fees...........................    (354,538)    (278,827)    (420,050)
                                         -----------  -----------  -----------
        Net cash used in investing
         activities.....................    (686,712)    (436,156)  (5,762,027)
                                         -----------  -----------  -----------
Cash flows from financing activities:
  Proceeds (costs) from issuance of
   common stock, net....................    (297,570)  10,567,504   10,975,610
  Proceeds from exercise of stock
   options..............................     192,403      101,499      204,583
                                         -----------  -----------  -----------
        Net cash provided by (used in)
         financing activities...........    (105,167)  10,669,003   11,180,193
                                         -----------  -----------  -----------
        Net increase (decrease) in cash
         and cash equivalents...........  (5,047,340)   3,829,177   (2,577,771)
Cash and cash equivalents at beginning
 of year................................   8,531,714    3,484,374    7,313,551
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 year................................... $ 3,484,374  $ 7,313,551  $ 4,735,780
                                         ===========  ===========  ===========


                 See accompanying notes to financial statements

                         BONE CARE INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          June 30, 1998, 1999 and 2000

(1)Summary of Significant Accounting Policies

 Description of Business

   Bone Care International, Inc. (Bone Care) is engaged in discovering, developing and commercializing improved D-hormone therapies. In June 1999, Bone Care received approval from the U.S. Food and Drug Administration for an oral formulation of Hectorol(R), and in May 2000, Bone Care received approval for the intravenous formulation. Hectorol(R) is a synthetic D-hormone analog to manage secondary hyperparathyroidism in kidney dialysis patients. Bone Care also performs blood assays to determine the variety and level of D-hormone metabolites in blood for both internal research and on behalf of third parties.

   The financial statements include the accounts of Bone Care and its wholly owned subsidiary, Continental Assays Corporation through June 11, 1998, the date of its dissolution.

 Liquidity

   Bone Care has incurred losses since its inception and expects to incur substantial product launch and additional research and development costs prior to reaching profitability. Based upon its current plans, Bone Care believes it has sufficient funds to meet its operating expenses and capital requirements through the third quarter of fiscal year 2001. Thereafter, Bone Care will need to raise additional capital to fund its operations. Bone Care intends to seek such additional funding from equity offerings to existing shareholders or other third parties. There is no assurance that such additional funds will be available on acceptable terms, if at all. Should the plans contemplated by management not be consummated, Bone Care may have to seek alternative sources of capital or re-evaluate its operating plans. These matters raise substantial doubt about Bone Care's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 Revenue Recognition

   Revenues from shipments of Hectorol Capsules and the related costs are deferred at the time of shipment to wholesalers and are included in the Statement of Operations at the time the product is sold by these wholesalers to retail users of the product. For the year ended June 30, 2000, the total sales value of Hectorol Capsules shipped, net of $409,655 of returned product, was $348,282 having a net cost of $152,836. Revenues of $234,741 were recognized for the year ended June 30, 2000 having a cost of $102,834 based on the amount of capsules wholesalers have sold to retail users.

   Bone Care's June 30, 2000 balance sheet includes deferred income of $63,539 related to Hectorol Capsule sales not yet sold to retail users. Bone Care's standard sales terms do not allow customers to return products for refunds; however, products may be exchanged. As of June 30, 2000, Bone Care has accrued $409,655 as amounts due to customers for returned product. Bone Care continues to evaluate data related to sales exchanges, wholesaler inventories and retail sales. Bone Care believes it will have enough data to reasonably estimate future returns when retail customers have purchased from wholesalers a high percentage of Bone Care's initial shipments or when the product approaches its expiration date. Bone Care intends to recognize future revenues and related costs upon shipment of Hectorol Capsules once a reasonable estimate of future returns can be calculated.

   License fees received by Bone Care are recognized as income when the associated licensing obligations are satisfied.

   Revenues from assay services are recognized as services are performed.

                         BONE CARE INTERNATIONAL, INC.

                          June 30, 1998, 1999 and 2000


 Cash, Cash Equivalents and Marketable Securities

   Highly liquid investments with remaining maturities of ninety days or less at the time of purchase are considered to be cash equivalents. Other highly liquid marketable securities with remaining maturities of one year or less at the time of purchase are classified as marketable securities.

 Inventory

   Inventory is stated at the lower of cost or market; cost is determined by the first-in, first-out method. Inventory consists of:

                                                                June 30,
                                                          ---------------------
                                                             1999       2000
                                                          ---------- ----------
      Raw materials...................................... $  404,354 $  209,979
      Work-in-process....................................    714,908     22,178
      Finished goods.....................................        --     407,114
                                                          ---------- ----------
                                                          $1,119,262 $  639,271
                                                          ========== ==========

   Bone Care periodically reviews its inventory carrying levels. During fiscal 2000 Bone Care wrote-off $400,000 of excess inventory representing amounts which Bone Care estimates will not be sold prior to expiration.

 Depreciation and Amortization

   Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. A combination of straight-line and accelerated methods of depreciation are used for financial statement and income tax reporting purposes.

   The cost of property, plant, and equipment are depreciated over the following estimated useful lives:

      Asset classification                                 Estimated useful life
      --------------------                                 ---------------------
      Machinery, furniture, and fixtures..................       5-7 years
      Leasehold improvements..............................    2.9-31.5 years

 Intangible Assets

   The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over a 15-year period. Legal costs incurred to register patents are amortized over a period of up to 10 years. Bone Care continuously reviews intangibles to assess recoverability from expected future operations using undiscounted cash flows. Impairment would be recognized in operating results if a permanent diminution in value occurred. Impairment would be measured using fair value.

 Research and Development Costs

   Materials, labor, and overhead expenses related to research and development projects are charged to operations as incurred.

                         BONE CARE INTERNATIONAL, INC.

                         June 30, 1998, 1999 and 2000


 Stock-based Compensation

   Stock-based compensation related to employees and non-employee directors is recognized using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and thus there is no compensation expense for options granted with exercise prices equal to the fair value of Bone Care's common stock on the date of the grant. Stock-based compensation related to non-employees is not material.

 Net Loss Per Share

   Net loss per share is based on a weighted average number of shares of common stock of 8,746,677, 10,055,327 and 11,070,667, for the years ended June 30, 1998, 1999 and 2000, respectively. Options to purchase common stock have been excluded from the calculation of diluted earnings per share as the impact of these options on diluted earnings per share would be antidilutive. The excluded options totaled 527,778, 548,638 and 690,054 for the years ended June 30, 1998, 1999 and 2000, respectively.

 Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Fair Value of Financial Instruments

   The fair value of financial instruments, which consisted of cash and cash equivalents, marketable securities, receivables, accounts payable, and accrued liabilities, approximated their carrying values at June 30, 1999 and 2000.

 Concentration of Suppliers Risk

   Bone Care purchases Hectorol's active pharmaceutical ingredient from one supplier. In addition, Bone Care utilizes one supplier to formulate, and another supplier to package, Hectorol. However, management believes that other suppliers, formulators, and vendors are available and could provide these goods and services to Bone Care on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

 Use of Estimates

   In preparing the financial statements, Bone Care's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         BONE CARE INTERNATIONAL, INC.

                          June 30, 1998, 1999 and 2000


(2)Foreign License Agreement

   In June 1999, Bone Care entered into a letter of intent with a pharmaceutical company which established terms under which exclusive rights to Hectorol(R) would be licensed to the potential foreign partner in one foreign country. In fiscal 1999 Bone Care received a payment of $125,000 upon signing a letter of intent. The payment was recognized as revenue in December 1999 when negotiations terminated.

(3)Shareholders' Equity

   In October 1999, Bone Care completed a directed public offering of 1,229,058 shares of common stock at a price of $9.02 per share. The price per share was approximately 7.5% below the average trading price of the previous four weeks. Proceeds of $10,975,610, net of offering costs, were received from the sale.

   In July 1998, Bone Care completed a directed public offering of 1,326,000 shares of common stock at a price of $8.00 per share. The price per share was approximately 5% below the average trading price of the previous 30 days. Proceeds of $10,269,934, net of offering costs, were received from the sale. Certain directors of the Company purchased 276,000 of the shares sold.

   On October 10, 1997, a 2-for-1 stock split was declared in the form of a stock dividend to shareholders of record on October 27, 1997. The dividend was paid November 14, 1997. Accordingly, all common share and per share data in the accompanying financial statements have been adjusted to give retroactive effect to the stock split.

(4)Stock Options

   Bone Care has granted options to key employees and directors under two separate programs.

   The 1989 option plan is intended to qualify as an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code of 1986. Stock options to purchase shares of Bone Care's common stock granted under this plan may be exercised, with certain exceptions in the case of the optionee's death or retirement, only during employment. Stock options granted are exercisable, during the optionee's lifetime, only by the optionee. The stock options are all fully vested and expire 10 years from the granting date. In June 1990, the Board of Directors of Bone Care agreed not to issue any new options under this plan, and except for a grant in March 1996 of replacement stock options to purchase 78,970 shares in exchange for the forfeiture of an equal amount of previously granted stock options, has not made any subsequent grants under this plan.

   Under the second option program, titled the Bone Care International, Inc. 1996 Stock Option Plan, a total of 1,000,000 shares of common stock were made available, of which 270,600 remain available for grant at June 30, 2000. Options granted under this program vest over periods ranging from nine months to five years. The options will expire 10 years from the granting date, or upon termination of employment.

                         BONE CARE INTERNATIONAL, INC.

                          June 30, 1998, 1999 and 2000


   A summary of stock option activity and related information is presented below:

                                           Year ended June 30,
                            -----------------------------------------------------
                                  1998              1999              2000
                            ----------------- ----------------- -----------------
                                     Weighted          Weighted          Weighted
                                     average           average           average
                                     exercise          exercise          exercise
                            Options   price   Options   price   Options   price
                            -------  -------- -------  -------- -------  --------
   Outstanding--beginning
    of year................ 491,652   $2.49   527,778   $3.84   548,638   $ 4.71
   Granted................. 130,850    7.81    89,900    9.09   221,250    12.09
   Exercised............... (86,424)   2.19   (38,440)   2.64   (54,114)    3.78
   Terminated/canceled.....  (8,300)   3.57   (30,600)   5.18   (25,720)    7.68
                            -------   -----   -------   -----   -------   ------
   Outstanding--end of
    year................... 527,778   $3.84   548,638   $4.71   690,054   $ 7.04
                            =======   =====   =======   =====   =======   ======
   Exercisable at end of
    year................... 130,266   $2.35   202,550   $3.17   277,360   $ 3.80
                            =======   =====   =======   =====   =======   ======
   Weighted average fair
    value of options
    granted during year.... $  4.00           $  5.02           $  6.99
                            =======           =======           =======

   The options outstanding at June 30, 2000 have been segregated into five ranges for additional disclosure as follows:

                           Options outstanding          Options exercisable
                  ------------------------------------- --------------------
                    Options                    Weighted             Weighted
     Range of     outstanding Weighted average average  Exercisable average
     exercise     at June 30,    remaining     exercise at June 30, exercise
      prices         2000     contractual life  price      2000      price
     --------     ----------- ---------------- -------- ----------- --------
    $2.11-$5.75     305,454         5.8         $2.60     216,660     $2.50
    $7.50-$8.75     126,850         7.8          7.94      47,000      7.92
       $9.00        150,250         9.3          9.00         --        --
      $10.25         43,500         7.7         10.25      25,700     10.25
   $15.25-$23.56     64,000         9.8         19.67         --        --

   Bone Care has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if Bone Care had accounted for its employee stock options granted subsequent to June 30, 1995 under the fair market value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                     1998      1999      2000
                                                   --------- --------- ---------
      Risk-free interest rate.....................      5.9%      5.4%      6.1%
      Expected market price volatility factor.....      0.55      0.51      0.53
      Weighted average expected life.............. 4.6 years 6.0 years 6.0 years

                         BONE CARE INTERNATIONAL, INC.

                          June 30, 1998, 1999 and 2000


   No dividends are expected to be paid.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Bone Care's pro forma information follows:

                                          1998         1999          2000
                                       -----------  -----------  ------------
      Net loss:
        As reported................... $(4,489,933) $(5,776,615) $ (9,805,245)
        Pro forma.....................  (4,672,909)  (6,062,349)  (10,276,600)
      Net loss per share--basic and
       diluted:
        As reported................... $     (0.51) $     (0.57) $      (0.89)
        Pro forma.....................       (0.53)       (0.60)        (0.93)

(5)Shareholders' Rights Plan and Preferred Stock

   In 1996, Bone Care adopted a Shareholders' Rights Plan. Under this plan, each share of common stock has associated with it one preferred share purchase right (a Right). Under certain circumstances, each Right would entitle holders to purchase from Bone Care 1/200th of one share of Series A Junior Participating Preferred Stock for the price of $12.50 per 1/200th of a share. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on per-share earnings. The Rights are not presently exercisable and are transferable only with the related shares of common stock. The Board of Directors has designated 140,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock in connection with the Rights.

(6)Income Taxes

   As of June 30, 2000, Bone Care has federal and state net operating loss and R&D tax credit carryforwards expiring as follows:

                                             Federal               State
                                       -------------------- --------------------
                                                     R&D                  R&D
                                           NOL      credit      NOL      credit
                                       ----------- -------- ----------- --------
2009.................................. $       --  $    --  $   388,000 $ 24,000
2010..................................         --       --      596,000   24,000
2011..................................         --       --    1,146,000   18,000
2012..................................     322,000      --    3,061,000   24,000
2013..................................   2,726,000  219,000   4,682,000   34,000
2014..................................   4,376,000  275,000   5,667,000   42,000
2015..................................         --       --    9,202,000   56,000
2019..................................   5,518,000  190,000         --       --
2020..................................   8,998,000  273,000         --       --
                                       ----------- -------- ----------- --------
    Total............................. $21,940,000 $957,000 $24,742,000 $222,000
                                       =========== ======== =========== ========

                         BONE CARE INTERNATIONAL, INC.

                          June 30, 1998, 1999 and 2000


   Significant components of Bone Care's deferred tax assets at June 30, 1999 and 2000 are as follows:

                                                         1999          2000
                                                      -----------  ------------
      Deferred tax assets:
        Inventory reserves........................... $    23,000  $    225,000
        Deferred income..............................      57,000        58,000
        Accrued liabilities..........................      11,000        41,000
        Other........................................      15,000        33,000
        Federal net operating loss carryforward......   4,418,000     7,459,000
        Federal R&D tax credit carryforward..........     677,000       957,000
        State net operating loss carryforward........   1,231,000     1,955,000
        State R&D tax credit carryforward............     177,000       222,000
        Valuation allowance..........................  (6,335,000)  (10,634,000)
                                                      -----------  ------------
      Net deferred tax assets........................     254,000       315,000
      Deferred tax liabilities:
        Patents......................................    (254,000)     (316,000)
                                                      -----------  ------------
      Total deferred taxes........................... $       --   $        --
                                                      ===========  ============

   The net change in the valuation allowance for the years ended June 30, 1999 and 2000 was an increase of $2,832,000 and $4,299,000, respectively. Realization of deferred tax assets is dependent upon generating sufficient taxable income prior to the expiration of the related carryforward period. Management believes it is more likely than not that such carryforwards may expire unused and, accordingly, has established a valuation against them.

   Income tax expense of $12,500 for the year ended June 30, 2000 consists of foreign taxes.

(7)Lease Commitments

   Bone Care has an operating lease for its office and laboratory facilities. The lease commenced in January 1998 and expires in January 2001. Total lease expense was $110,000 for each of the years ended June 30, 1998, 1999 and 2000. Bone Care has entered into a new operating lease for office and laboratory facilities which will commence in December 2000 and terminate in December 2005. Lease payments under these leases include utilities, operating costs, and property taxes. The new lease agreement provides for lease payments which aggregate $52,686 per month. Minimum future payments under these leases as of June 30, 2000, are as follows:

             2001.......................... $  414,635
             2002..........................    642,374
             2003..........................    660,039
             2004..........................    678,190
             2005..........................    696,841
             thereafter....................    293,625
                                            ----------
                 Total..................... $3,385,704
                                            ==========

(8)Profit-sharing Plan

   Bone Care has established a 401(k) profit sharing plan covering substantially all employees. Employer contributions to the plan are at the discretion of the Board of Directors. Bone Care's policy is to fund profit sharing plan contributions as they accrue. Profit sharing expenses amounted to $9,031, $19,648 and $22,710 for the years ended June 30, 1998, 1999 and 2000, respectively.

                         BONE CARE INTERNATIONAL, INC.

                         June 30, 1998, 1999 and 2000


(9)Quarterly Financial Data (Unaudited)

   Summary quarterly financial data for the years ended June 30, 1999 and 2000 are summarized as follows:

                                             First   Second    Third   Fourth
                                            quarter  quarter  quarter  quarter
                                            -------  -------  -------  -------
                                             (In thousands except for per
                                                      share data)
      2000:
        Revenue............................ $   --   $   206  $    59  $   120
        Loss from operations...............  (2,072)  (2,681)  (2,575)  (3,120)
        Net loss...........................  (1,983)  (2,491)  (2,375)  (2,956)
        Net loss per share--basic and
         diluted...........................   (0.19)   (0.22)   (0.21)   (0.26)
      1999:
        Revenue............................ $   --   $   --   $   --   $   --
        Loss from operations...............  (1,607)  (1,569)  (1,825)  (1,309)
        Net loss...........................  (1,421)  (1,441)  (1,702)  (1,213)
        Net loss per share--basic and
         diluted...........................   (0.15)   (0.14)   (0.17)   (0.12)

--------------------------------------------------------------------------------


                              [LOGO APPEARS HERE]


                          Prudential Vector Healthcare
                        a unit of Prudential Securities

                           U.S. Bancorp Piper Jaffray

                           Robert W. Baird & Co.


--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The estimated expenses payable by Bone Care in connection with this offering are as follows:

                                                                        Amount
                                                                        -------
      SEC registration fees............................................ $16,310
      NASD Fees........................................................   7,091
      Printing and engraving expenses..................................       *
      Legal fees and expenses..........................................       *
      Accounting fees and expenses.....................................       *
      Blue Sky fees and expenses.......................................       *
      The Nasdaq Stock Market listing fee..............................       *
      Miscellaneous....................................................       *
                                                                        -------
          Total........................................................ $     *
                                                                        =======

--------
  *To be filed by amendment

Item 15. Indemnification of Directors and Officers.

   Under the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding and (b) in proceedings in which the director or officer is not successful in the defense thereof, unless it is determined the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest, (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (iii) a transaction from which the director or officer derived an improper personal profit, or (iv) willful misconduct. The Company's By-Laws provide that the Company may purchase and maintain insurance on behalf of an individual who is a director or officer of the Company against liability asserted against or incurred by such individual in his or her capacity as a director or officer regardless of whether the Company is required or authorized to indemnify or allow expenses to the individual against the same liability under the By-Laws.

   The Wisconsin Business Corporation Law (the "WBCL") contains provisions for mandatory indemnification of directors and officers against certain liabilities and expenses that are similar to those contained in the Company's By-Laws. Under Section 180.0828 of WBCL, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as such directors, except in circumstances paralleling those in clauses (i) through (iv) in the preceding paragraph. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. As a result of such provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. Reference is made to the Company's Charter and By-Laws filed as Exhibits 4.1 and 4.2 hereto, respectively.

   The Company has purchased directors and officers liability insurance, which would provide coverage against certain liabilities including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

Item 16. Exhibits.

   (a) Exhibits:

     Exhibit
     Number  Document Description
     ------- --------------------
     1.1+    Proposed form of Underwriting Agreement.

     4.1(a)  Restated Articles of Incorporation of Registrant (1) (Exhibit 3.1,
             Amendment No. 3 to Form 10/A)

     4.1(b)  Articles of Amendment of Registrant (2) (Exhibit 3.1(b))

     4.2     By-laws of Registrant (3) (Exhibit 3.2)

     4.3     Shareholders Rights Agreement between Bone Care and Norwest Bank
             Minnesota, N.A.(1) (Exhibit 4.1, Amendment No. 3 to Form 10/A)

     4.4 First Amendment to Shareholder Rights Agreement between Bone Care and Norwest Bank Minnesota, N.A. (1) (Exhibit 4.2, Amendment No. 4 to Form 10/A)

     5.1*    Opinion of Michael Best & Friedrich LLP

     23.1**  Consent of KPMG LLP

     23.2**  Consent of Arthur Andersen LLP

     23.3* The consent of Michael Best & Friedrich LLP is contained in its opinion filed as Exhibit 5.1 to this Registration Statement

     24.1+   Powers of Attorney (included on signature page)

--------
*To be filed by amendment
**Filed herewith

+Previously filed
(1) Incorporated by reference to the exhibits filed with Registrant's Form 10 Registration Statement (Registration Number 0-27854) filed under the Securities Exchange Act of 1934. Parenthetical references to exhibit numbers are to the exhibit numbers in the Form 10 or, if applicable, the Amendment to the Form 10.
(2) Incorporated by reference to the exhibits filed with Registrant's Registration Statement on Form S-1 (Registration Number 333-43923) filed under the Securities Act. Parenthetical references to exhibit numbers are to the exhibit numbers in the Form S-1.
(3) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 (File No. 0-27854). Parenthetical references to exhibit numbers are to the exhibit numbers in the Form 10-Q.

   (b) Financial Statement Schedules: All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

   (a) The undersigned registration hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   (b) The undersigned registrant hereby undertakes that: (1) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Madison, State of Wisconsin, on October 17, 2000.

                                          Bone Care International, Inc.

                                               /s/ Charles W. Bishop, Ph.D.
                                          By: _________________________________
                                                 Charles W. Bishop, Ph.D.
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

                Name                             Title                    Date
                ----                             -----                    ----


 /s/ Charles W. Bishop, Ph.D.        President, Chief Executive     October 17, 2000
____________________________________  Officer and Director
      Charles W. Bishop, Ph.D.        (Principal Executive
                                      Officer)

             /s/*                    Director and Acting Vice       October 17, 2000
____________________________________  President--Finance
         Robert A. Beckman            (Principal Financial and
                                      Accounting Officer)

             /s/*                    Chairman of the Board          October 17, 2000
____________________________________
      Richard B. Mazess, Ph.D.

             /s/*                    Director                       October 17, 2000
____________________________________
        Martin Barkin, M.D.

             /s/*                    Director                       October 17, 2000
____________________________________
     Charles R. Klimkowski, CFA


October 17, 2000

   /s/ Charles W. Bishop, Ph.D.

By______________________________

     Charles W. Bishop, Ph.D.

         Attorney-in-Fact